EXHIBIT 1

ATI TECHNOLOGIES INC.

RENEWAL ANNUAL INFORMATION FORM

For the Fiscal Year Ended August 31, 2004

January 14, 2005

GLOSSARY OF TECHNICAL TERMS AND OTHER INFORMATION

Certain technical terms used in this Annual Information Form are defined as follows:

“2.5G and 3G”. 2.5G means second generation wireless technology (2G) with incomplete third generation (3G) technology added to it. 3G refers to the phase of wireless communications, which is currently becoming more prevalent, and features faster wireless data transfer speeds, enhanced roaming and multimedia capabilities and a feature set including cellular voice, e-mail, paging and internet functionality.

“AGP” means accelerated graphics port. This is a dedicated expansion port located on a motherboard which allows higher throughput from the graphics card to the processor for faster 3D graphics rendering.

“AIB” means add-in board. AIB refers to graphics boards that can be added to a computer at any time, including by an OEM at the time it is manufactured, by a reseller at the time of distribution or by an end-user.

“ASIC” means application-specific integrated circuit. An ASIC is a circuit designated for a very specific purpose, such as the processors used in PDAs or designed for graphics. ASICs contrast with more general-purpose devices, such as memory chips, that can be used in many different applications.

“ASP” means average selling price.

“CPU” means central processing unit, the central unit in a computer which contains the logic circuitry that performs the instructions of a computer’s programs.

“DVD” means digital versatile disc. DVDs are similar to compact discs, but store up to 12 times as much data.

“DTV” means digital television (including set-top boxes). Digital television refers to the standard of transmitting and receiving television signals using digital rather than analog transmission.

“IGP” means integrated graphics processor. An IGP includes both the functionality of a chipset (which controls the functions and features on a motherboard) and graphics.

“I/O” means input/output. I/O refers to any operation in a computer where data is transferred either in or out of the computer.

“ITC” means investment tax credit.

“JPEG” refers to the photographic image compression standard formulated by the Joint Photographic Experts Group.

“MPEG” refers to the digital video and digital audio compression standard formulated by the Moving Picture Experts Group.

“OEM” means original equipment manufacturer.

“ODM” means original design manufacturer.

“PC” means personal computer and generally refers to a computer meant for use by one person at a time.

“PCB” means printed circuit board. PCBs are imprinted with one or more layers of circuitry and are used to hold and link together microchips and other components. Examples of common PCBs include motherboards, and AGP graphics cards.

“PCI Express” refers to the third-generation, high-speed, general purpose I/O architecture that provides greater bandwidth to support the increasing demands on today’s PCs and facilitates graphically intensive applications such as video editing and high-definition content.

“PDA” means personal digital assistant, a small, mobile, hand-held device that provides capabilities such as computing, communication and information storage and retrieval. Common features include phone, e-mail and calendar and contact management.

“SI” means system integrator, a manufacturer of “whitebox, clone or non-branded” PCs.

“VPU” means visual processing unit, an advanced semiconductor chip that provides greater graphics functionality, such as cinematic rendering in real time.

All dollar amounts referred to in this document are stated in U.S. dollars, unless otherwise indicated.

The information in this Annual Information Form is disclosed as at December 31, 2004, unless otherwise indicated.

In this Annual Information Form, “we”, “us”, “our” and “ATI” refer to ATI Technologies Inc. and its subsidiaries.

“ATI” and the ATI logo are our properties and registered trademarks. Our product names are also our trademarks and/or registered trademarks and they are italicized in this document. This Annual Information Form also includes references to the trademarks, products and company names of other corporations, which are the properties of their respective owners.

FORWARD-LOOKING STATEMENTS

Publicly held companies are encouraged by securities regulations to provide forward-looking information to assist investors in assessing the company’s prospects.

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “targeting” and suggests” and words and expressions of similar import.

This Annual Information Form contains forward-looking statements about our objectives, plans, strategies, financial condition and results, as well as statements with respect to our beliefs, expectations, anticipations, estimates and intentions. These statements are “forward-looking” because they are based on current expectations and include various risks and uncertainties.

It must be noted that:

•	Forward-looking statements describe our expectations on the day they are made. For this Annual Information Form, it is December 31, 2004.

•	We caution readers not to place undue reliance on these statements as our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize.

•	For a description of risks that could cause our actual results to materially differ from our current expectations, including those contained in or implied by forward-looking statements, please see Item 3.12 “Narrative Description of the Business — Risks and Uncertainties” at page 22.

•	We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

ITEM 1. CORPORATE STRUCTURE

Name, Address and Incorporation

ATI Technologies Inc. was incorporated on August 20, 1985, as Array Technology Inc. pursuant to the Business Corporations Act (Ontario). The name was subsequently changed to Array Technologies Inc. pursuant to articles of amendment dated September 13, 1985, and then to ATI Technologies Inc. pursuant to articles of amendment dated December 18, 1985.

On December 31, 1987, our articles were amended to divide the 1,000 common shares then outstanding into 1,000,000 common shares. In conjunction with our initial public offering in November 1993, articles of amendment were filed on October 14, 1993, to create an unlimited number of non-voting preference shares and subdivide the 1,100,000 common shares then outstanding into 40,000,000 common shares.

On April 8, 1998, our board of directors approved a stock dividend on a four-for-one basis effective for registered common shareholders at the close of business on April 23, 1998. The stock dividend increased the number of common shares then outstanding from approximately 48.9 million to approximately 195.9 million common shares.

Our principal and head office is located at 1 Commerce Valley Drive East, Markham, Ontario, L3T 7X6.

Intercorporate Relationships

Below is a summary of our principal operating subsidiaries as at December 31, 2004, all of which are directly or indirectly wholly owned:

Subsidiary	Incorporation	Activity
ATI Technologies (Europe) GmbH	Germany	Sales and marketing support in Europe
ATI Research, Inc.	California	Research and development
ATI Technologies Systems Corp.	California	U.S. sales and distribution
ATI Technologies (Japan) Inc.	Japan	Sales and marketing support in Japan
ATI International SRL	Barbados	Research and development and sales
ATI Technologies (L) Inc.	Malaysia	Asia-Pacific sales and distribution
ATI Technologies Ltd.	Malaysia	International purchasing
ATI Research Silicon Valley Inc.	California	Research and development
ATI Technologies (Hungary) KFT	Hungary	Research and development, licensing and inter-company lending
ATI Research GmbH	Germany	Research and development
ATI Technologies (Korea) Co., Ltd.	Korea	R&D and marketing and sales support
ATI Visual Technologies (Shanghai) Co., Ltd.	Shanghai, China	Research and development
ATI Technologies Distribution Inc.	Ontario, Canada	North American sales and distribution
ATI Technologies (HK) Ltd.	Hong Kong	Sales administration

We operate technology centres and sales support offices in Canada, the United States, Europe and the Asia-Pacific region.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

ATI is a world leader in the supply of graphics processing products and technology for desktop and notebook personal computers (“PCs”), and consumer electronic devices such as mobile phones and personal digital assistants (“PDAs”), digital televisions (including set-top boxes) (“DTVs”) and video game consoles. ATI’s main product lines, visual and graphics processors, increase the speed and complexity of the images that can be displayed on PC monitors and improve image resolution and colour definition.

Rich and intuitive visual experiences make digital electronic products such as PCs and consumer electronic devices more accessible and more compelling to the mass market. Increasingly, computing, entertainment and communications product platforms rely on graphics or visual processors to deliver an engaging experience and enrich the utility of their products for the user.

We believe that the visual experience is a key element of differentiation among various digital product platforms. PC users clearly prefer a rich visual experience, particularly in the high-end enthusiast market where consumers seek out the fastest and highest performing visual processing product to deliver the most compelling and immersive gaming experiences. Even in commercial settings, however, users clearly prefer an intuitive and graphical visual experience which results in enhanced productivity.

The mobile phone market has also begun to rapidly transition from monochrome to colour visual displays with multimedia features to provide users with a richer visual experience. The demand for digital graphics solutions is also expanding as a result of growth in digital television, driven in part by the mandate of the U.S. Federal Communications Commission that requires electronics manufacturers to include digital tuners in all new television sets by 2007. These developments are providing ATI with increased opportunities to leverage its expertise in graphics and to develop products for these fast-growing markets. We have also successfully leveraged our core visual processing technology into the game console market. Nintendo Co., Ltd.’s (“Nintendo”) current game console, GAMECUBE, is powered by our ‘Flipper’ graphics processor, and we have also entered into technology development agreements with Nintendo and Microsoft Corporation (“Microsoft”) for future products and services.

2.1  Three Year History

The following outlines a number of the important events in our business over the course of the last three fiscal years:

2004

•	We further demonstrated our technology leadership position in fiscal 2004 by introducing the industry’s first top-to-bottom family of PCI Express graphics cards for consumer and commercial desktop systems. We also introduced a range of PCI Express products for the professional workstation market, as well as the industry’s first mobile PCI Express graphics processor. We shipped more than one million native PCI Express visual processing units (“VPUs”) in fiscal 2004.

•	We continued to introduce innovative and high-performance products to the markets we serve. These included the RADEON X800, HDTV WONDER, IMAGEON 2300, XILLEON 210VC and THEATER 550 PRO, among others.

•	We introduced the RADEON XPRESS 200 family of chipsets for the AMD desktop platform incorporating industry-leading features and performance, which addressed the value segment of the market.

•	We continued to build momentum in fast-growing digital consumer markets such as handheld devices, mobile phones and DTVs.

•	We solidified our position as a global leader in mobile phone graphics, announcing a strategic collaboration with QUALCOMM Incorporated and continued to broaden our relationships with tier one mobile phone manufacturers. We also introduced the IMAGEON 2300 family of co-processors, the first of their kind to enable 3D gaming performance on mobile phones.

•	We significantly enhanced our position in the DTV market, shipping more than 5 million chips for high-definition TVs and cable and terrestrial set-top boxes in calendar 2004. We secured design wins with most major DTV manufacturers, including Funai (Sylvania), Hitachi, JVC, Mitsubishi, Matsushita (Panasonic), Philips, Scientific-Atlanta, Samsung, Sanyo, Sony, TiVo, Toshiba, Thomson / TTE (RCA) and others.

•	We acquired certain assets of AMI Technologies Corp. (“AMI”), our exclusive sales organization for Taiwan and China since 1992. This strategic acquisition strengthened our direct presence in these critical and rapidly growing markets.

•	David E. Orton, previously President and Chief Operating Officer of ATI, became President and Chief Executive Officer.

•	We were added to the NASDAQ-100 Index and our common shares are now included in the NASDAQ-100 Index Tracking Stock.

•	We posted record financial performance with revenues up 44% from fiscal 2003 to approximately $2.0 billion and diluted earnings per share of $0.80, up from $0.14 in fiscal 2003.

2003

•	We delivered new product line-ups for both the spring and fall original equipment manufacturer (“OEM”) design cycles.

•	We introduced the FireGL X2-256 and FireGL T2-128 graphics boards into the workstation segment.

•	We launched the ALL-IN-WONDER 9800 graphics board to lead our home media PC product offerings.

•	We introduced the IMAGEON 3200, an advanced multimedia co-processor for handheld devices, including colour mobile phones.

•	We were the first company to introduce a broad range of visual processors compatible with Microsoft’s DirectX 9.0 multimedia application programming interface.

•	We captured new OEM design wins and established new channel partnerships with original design manufacturers (“ODMs”) such as Asustek and Micro-Star International.

•	We introduced a new generation of integrated graphics processors (“IGPs”) with the launch in June 2003 of the MOBILITY RADEON 9100 IGP and the RADEON 9100 IGP for the notebook and desktop markets, respectively.

•	We commenced volume shipments of our IMAGEON multimedia co-processor products to Motorola for their V300, V500 and V600 colour and feature mobile phones.

•	We secured design wins for our DTV products from television, projector and set-top box manufacturers including Sony, Samsung, Epson, Scientific Atlanta, Funai Electric (Sylvania brand) and Changhong Electric (Apex brand).

•	We signed agreements with Nintendo and Microsoft with respect to the development of new technology to be used in their future products.

2002

•	We introduced the RADEON 9700, RADEON 9000, FireGL X1 and the MOBILITY RADEON 9000, all of which were industry-leading products that garnered a significant number of design wins from OEMs.

•	We launched a full line of IGP products. The RADEON family of IGP products addresses the desktop and mobile PC markets and supports Intel Pentium 4, AMD Athlon and AMD Duron platforms.

•	We introduced IMAGEON 100, a multimedia co-processor for handheld devices, including colour mobile phones. IMAGEON includes capabilities such as enhanced 2D graphics and hardware and MPEG-4 decoding and offers high performance, crisp images and low power consumption.

•	We introduced the XILLEON 220, a highly integrated system-on-chip for DTV products. The XILLEON 220 integrates into a single chip all processor, graphics, video, audio and input/output (“I/O”) processing capabilities required for DTV applications.

•	We acquired NxtWave Communications Inc. (“NxtWave”) and broadened our DTV product capabilities by adding NxtWave’s leading demodulation technology to our XILLEON products, which positioned ATI as a provider of complete solutions for DTV.

•	We started to receive royalty revenues from our licensing arrangement with Nintendo for ATI’s ‘Flipper’ chip that is used in Nintendo’s GAMECUBE game console.

2.2  Acquisitions

We continually seek to expand our technology base and further our strategic goals. Acquisitions, including those described below, are one of the ways we do this.

We acquired ArtX, Inc. (“ArtX”) in April 2000 in pursuit of our strategy to expand into the high-volume IGP market. ArtX, a privately held company, was highly regarded for graphics technology. With this acquisition we gained integrated visual processing technology, associated research and development (“R&D”) and expertise in the form of 70 engineers. This acquisition facilitated our entry into the consumer electronics and video game console markets and provided additional technology for the launch of our IGP products in fiscal 2002.

To achieve our goal of top-to-bottom market leadership, it was essential for us to address the high-end workstation segment of the PC market. In 2001, we accelerated our entry into this market with the acquisition of FGL Graphics, the professional graphics division of SONICblue Inc. FGL Graphics developed and marketed the technology-leading FireGL brand of OpenGL-based graphics accelerators. This acquisition contributed to our growth in the workstation market as well as our overall product and technology development in our other product categories.

In 2001, we identified multi-monitor display capability as a means to broaden our product offerings and target new customers. In July 2001, we acquired HYDRAVISION desktop management software and related technologies from Appian Graphics Corporation as well as several related patents and the HYDRAVISION trademark. HYDRAVISION software features include window and dialog box control, hot-key shortcuts, independent resolutions and refresh rates, independent application control and up to nine virtual desktops. A number of our products now include HYDRAVISION’s multi-monitor capability.

In 2002, our strategy to leverage our core technology into markets for consumer electronic devices began to gain momentum, particularly in the DTV market, as the U.S. Federal Communications Commission announced the mandated conversion from analog to digital television by 2007. Prior to June 2002, our XILLEON visual processor products, although highly regarded, required an interconnect with a signal processing and communications chip demodulator in order to operate in DTV products. In June 2002, we acquired NxtWave in order to combine NxtWave’s leading demodulation technology with our XILLEON products, positioning ATI as a provider of complete DTV solutions.

In September 2003, we acquired certain assets of AMI, our exclusive sales organization for Taiwan and China since 1992. This acquisition strengthened our presence in these important markets. The majority of AMI’s sales, marketing and field application engineering staff were transferred to ATI as part of the acquisition. After the acquisition, AMI continued to act as our sales agent in the region for smaller add-in board (“AIB”) customers that we did not service directly. In September 2004, we acquired additional employees and assets from AMI and we now service all these customers directly.

In September 2004, we acquired certain assets of RT&C International, our sales organization for South Korea, for a cash consideration of $2.6 million, plus acquisition-related costs. This acquisition provided us with valuable direct access to our important customers in Korea and provides a base from which to grow our presence in this important market.

As a result of these acquisitions we believe that we have gained technology and R&D, engineering and sales expertise, expanded the markets for our products and created new market opportunities for our business.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1  Overview

Founded in 1985, ATI is a world leader in the supply of graphics processing products and technology for desktop and notebook PCs, consumer electronic devices, DTVs and video game consoles. We apply our proprietary technologies, design capabilities and software to provide graphics solutions for customers in all our target markets.

Our business is organized around two main markets for semiconductor graphics products: PC products and consumer electronic devices. Our RADEON product line is a recognized leader in the PC graphics market. We believe that the markets for consumer electronic devices represent a key area for the future growth of our business. Sales in this area increased from less than 5% of our revenues in fiscal 2003 to nearly 10% of our revenues in fiscal 2004. Our IMAGEON products for mobile phones and handheld devices, and our XILLEON and NXTWAVE products for DTV markets have achieved significant design wins with customers in their respective segments. In the video game console market, our ‘Flipper’ chip technology has been the sole graphics engine used by Nintendo in their GAMECUBE console. We have also signed multi-year technology development agreements with Nintendo and Microsoft for future products and services.

During the fiscal year ended August 31, 2004, our business generated revenues of nearly $2.0 billion. We have more than 2,700 employees worldwide. Our ten largest customers accounted for approximately 62% of our revenues in fiscal 2004. Since a significant portion of PCs and consumer electronic devices are currently built in the Asia-Pacific region regardless of where the products are sold, the majority (81%) of our sales during fiscal 2004 were in the Asia-Pacific region.

We believe that our continued commitment to innovation and technology leadership will position ATI to capitalize upon growth opportunities in the markets for our products in the future.

3.2  Our Markets

The semiconductor graphics market addresses the need for image processing for various computing and entertainment platforms such as desktop and notebook PCs, workstations, DTVs, handheld devices and video game consoles. The primary product of a semiconductor graphics supplier is the VPU, a semiconductor chip that increases the speed and complexity of images that can be displayed on a graphical interface as well as improving image resolution and colour definition. The VPU off-loads the burden of graphics processing from the PC or electronic devices’ microprocessor or central processing unit (“CPU”). In this way the dedicated graphics or visual processor and CPU work in tandem to increase overall speed and performance.

During the past few years, the PC industry has been marked by consolidation among the large PC OEMs and the emergence of PC system integrators (“SIs”) or “white box, clone or non-branded” PC manufacturers. Today, we estimate that SIs are responsible for approximately forty to fifty percent of worldwide PC shipments. Therefore, it is important for PC graphics suppliers to have their technology incorporated into board-level products which are available to and accepted by the SI channel.

In fiscal 2001, we undertook a transition of our business which has resulted in us becoming a component-level supplier to the PC graphics industry. This strategy included refocusing our distribution channels and supplying AIB manufacturers with our component products who, in turn, supply SI manufacturers with their board-level products. We now also supply our OEM customers with component-level products as well as, to a lesser extent, graphics boards. As a result, more than 95% of our unit sales were shipped as components in fiscal 2004.

PC Market

The strength of the semiconductor graphics market is heavily dependent upon the PC market. Customers in the PC segment include: OEMs and SIs, who build VPUs into their PC products; ODMs, who build VPUs into their PC motherboard and graphics board products; and AIB manufacturers who incorporate VPUs into their graphics board products.

Desktop and notebook products represent the two major segments of the PC market. According to International Data Corporation (“IDC”), a market research firm, the worldwide desktop PC and notebook market segments were estimated to be 122.3 million units and 48.5 million units, respectively, in 2004 and are forecast to be 130.4 million and 58.3 million units, respectively, in 2005. While the desktop segment has traditionally been the largest sector within the PC market by volume, the notebook market continues to expand at a more rapid pace driven by the availability of lower power and high performance notebook PCs at affordable prices. According to the most recent IDC data, the desktop and notebook PC markets are estimated to grow to 148.8 million units and 90.8 million units, respectively, by 2008.

The graphics solution for both the desktop and notebook segments is addressed by integrating the graphics hardware into the motherboard chipset or by adding a discrete graphics processor, which is a stand-alone graphics chip. Discrete graphics chips tend to provide higher levels of performance and speed while integrating graphics into the chipset caters towards the value segment of the market. The demand for integrated graphics solutions has grown in recent years as the PC market has developed and the performance of IGP products has advanced. OEMs and SIs, who have been continually pressured to meet lower price and power consumption targets while still maintaining reasonable profit margins, are increasingly using integrated chipsets over discrete chipsets in their products given the “value” or low-cost characteristics of integrated graphics solutions. Based on industry data, it is estimated that integrated graphics chipsets currently account for more than 55% of the desktop 3D chips and approximately one-half of the notebook 3D chips sold worldwide. Despite this increase, it is expected that the discrete market will continue to grow, albeit at a slower rate than in the past, due to the superior performance discrete chipsets provide over integrated graphics chipsets. This extra performance is especially important to users who engage in graphically intensive applications such as gaming, multimedia, video editing and high definition content creation.

Consumer Electronics Market

The market for graphics has grown beyond its PC roots as technology in other electronic devices has developed. Newer avenues of growth for the graphics market include DTVs, handheld devices, such as colour mobile phones and PDAs, and video game consoles. Similar to the development of the PC graphics market, users are demanding enhanced imagery for improved utility and a richer visual experience for their digital electronic devices.

The growth in the DTV market is being driven by the conversion of analog television signals to digital transmissions by television broadcasters. This conversion is supported by a U.S. Federal Communications Commission mandate that requires the integration of digital tuners into TV sets and receiver devices by 2007. As this transition takes place, semiconductor graphics suppliers will have the opportunity to leverage their multimedia technology developed for the PC graphics market into new products for DTVs. According to IDC, worldwide DTV shipments are predicted to be 36.1 million units in 2005, climbing to an estimated 118.0 million units by 2008.

The market for colour, feature rich (including camera) and smart phones will increasingly require that mobile phones provide rich colourful visual displays as well as 2D and 3D graphics technology. The transition to next generation 2.5G and 3G mobile phone technologies will drive this trend as users demand an enhanced experience with their mobile phones, including advanced audio and video features, as well as power management (battery life). As this market develops, semiconductor graphics suppliers will have opportunities to work with mobile phone manufacturers and supply advanced graphics processors for their mobile phone products. According to IDC, the size of the mobile phone market was estimated to be 648.5 million units in 2004, is forecasted to be 632.5 million units in 2005, and is currently estimated to grow to 793.4 million units by 2008.

Video game consoles are also an important segment of the consumer electronics market. In this market, semiconductor graphics suppliers work alongside game console manufacturers to enhance the visual experience for the users of sophisticated video games. Semiconductor graphics suppliers have the opportunity to leverage their core visual and graphics processing technologies by providing solutions to this market. According to Strategy Analytics, a market research firm, the game console market was estimated to be 29.3 million units in 2004, is forecast to be 25.9 million units in 2005 and is currently estimated to grow to 33.5 million units by 2008.

3.3  Business Strategy

We anticipate that future PC systems and certain consumer electronic devices will continue to require advanced visual processing technology to support 3D gaming and digital video technologies such as digital video decoding.

We intend to expand our presence in the PC market and expand into new digital consumer markets by closely following and capitalizing on market trends and inflection points in the industry, such as the transition currently underway to the PCI Express interface standard.

Another key element of our business strategy has been to expand beyond the traditional PC market into emerging market segments such as DTV and handheld devices, including colour mobile phones. We experienced considerable success in each of these markets in 2004 and are poised to grow further in 2005 by virtue of our strong momentum, customer relationships and technology leadership.

We intend to execute our business plan through the following strategies:

Sustained product and technology leadership

Enabling the most compelling visual experience irrespective of platform is central to our business strategies. Our goal is to consistently raise the technology and performance standard in all segments of the PC market and the digital consumer markets in which we operate. In the PC market, we are focused on capturing performance and technology leadership at the high-end enthusiast level and then propagating this technology throughout the performance, mainstream and value markets. In digital consumer markets, we are focused on the innovation and delivery of advanced features and graphics performance that our customers desire and market to their end-users.

With the introduction of the RADEON X800 in fiscal 2004, we have demonstrated our continued commitment to introduce industry-leading technology at the high-end of the desktop PC market. We leveraged high-end performance VPUs into the important mainstream and value market segments by introducing the RADEON X600 and RADEON X300.

We expect to continue to focus our research efforts to allow us to bring new and innovative products and technologies to the market. We continue to focus on key graphics technologies relating to 2D, 3D and video acceleration for desktop, mobile and workstation PCs. Due to the rapidly changing and expanding technologies in the PC market and the convergence of this market with other media, we continue to internally develop and pursue opportunities to acquire or license complementary leading-edge technologies when appropriate.

Build a strong and sustainable franchise in the integrated graphics processor market

The market for IGPs has grown rapidly and based on industry data, integrated chipsets are today estimated to represent more than 55% of desktop 3D chips and approximately one-half of notebook 3D chips sold worldwide. Bringing our core visual processing technology and integration expertise to the IGP market segment is a natural extension of our PC market strategy. We have invested in R&D, cultivated distribution channels and anticipated certain inflection points to stage our entry in this market to maximize our opportunities.

The combination of performance, features and low cost of our IGP products represent a competitive value proposition in the IGP market. We have partnered with key motherboard manufacturers including Asus, Gigabyte, Micro-Star International, TUL Corporation, Sapphire and PC Partner, which we expect will help us penetrate the desktop IGP market in fiscal 2005. Strong customer acceptance of our products has contributed to our penetration of the notebook IGP market.

Expand in select consumer electronics market segments

We endeavour to leverage our core graphics technologies from our PC products into related markets that reach beyond the PC and address the markets for consumer electronic devices that include handheld devices such as colour mobile phones and PDAs, as well as DTVs and video game consoles. We continue to refine our approach to these markets and are currently focusing on colour mobile phones in the handheld segment and North American digital television in our DTV business. We are also beginning to explore DTV growth opportunities in the European and Asian markets.

In the colour mobile phone market, we grew volume shipments of our IMAGEON products in fiscal 2004 and secured additional design wins with Motorola, a leading mobile phone manufacturer. By December 2004, our IMAGEON processors were present in a variety of models of mobile phones. We also announced a strategic technology collaboration with QUALCOMM Incorporated, a pioneer and world leader in Code Division Multiple Access (CDMA) digital wireless technology. As part of the collaboration, some of QUALCOMM’s Mobile Station Modem (MSM) baseband solutions will include ATI’s highly optimized IMAGEON architecture to provide a fully featured, high-performance 3D gaming solution for handheld devices.

In fiscal 2004, we achieved continued broad-based acceptance of our solutions in the DTV market and in calendar 2004 shipped more than 5 million chips for high-definition (HD) TVs and cable and terrestrial set-top boxes. Our products are used by leading manufacturers of HD TVs and HD set-top boxes, including Funai (Sylvania), Hitachi, JVC, Mitsubishi, Matsushita (Panasonic), Philips, Scientific-Atlanta, Samsung, Sanyo, Sony, TiVo, Toshiba, Thomson / TTE (RCA) and others.

In the video game console market, our ‘Flipper’ chip technology has been the sole graphics engine used by Nintendo in their GAMECUBE console. We have also signed multi-year technology development agreements with Nintendo and Microsoft for future products and services.

Innovate cost-effectively and improve operating and financial performance

We seek to innovate efficiently. This means targeting new channels and new customers by leveraging our core technologies. It also means introducing our products into new markets at key inflection points and capitalizing on the momentum of changes in the market. We strive to make continuous improvements in development processes and technologies, manufacturing efficiencies and inventory management.

We continually review our business to ensure that expenses correspond with their opportunity and return profile. During fiscal 2004, we made steady improvements in financial and operating performance. As a result of our technology leadership in the high-end desktop market, continued growth of the notebook market and continued penetration of the consumer electronics market, we increased revenue by 44% on a year-over-year basis.

3.4  Products and Technology

3.4.1  PC Products

Desktop Products

Our discrete desktop VPUs address desktop PC markets where customers expect high levels of performance, speed and a compelling visual experience. We offer a complete line of discrete VPU products for mainstream, performance and enthusiast PC markets. Our most recent generation of desktop VPUs includes the performance-leading and award-winning RADEON X850XT Platinum Edition.

While the percentage of PCs that are targeted towards the value and commercial markets continues to grow, we still believe that a separate graphics subsystem will continue to offer higher performance and will be the preferred solution for workstation, multimedia and gaming platforms.

In order for OEMs to meet continually lower pricing targets while still maintaining reasonable profit margins, there is a growing trend for OEMs to use integrated chipsets rather than discrete graphics solutions in their “value” or low-cost PCs as well as in commercial platforms. The value and commercial markets represent a significant portion of PCs that are sold today. Currently, based on industry data, we estimate that integrated graphics chipsets are used in more than 55% of the desktop 3D chips sold worldwide.

Our desktop IGP products address the value and commercial segments of the PC market. We bring advanced features, low cost and an excellent visual experience to these segments. We offer a full line of IGPs for Intel and AMD-based computer platforms. In fiscal 2003, we launched our first desktop IGP product, RADEON 9100 IGP and commenced volume shipments in fiscal 2004.

In order to sell IGPs, we must secure license agreements with manufacturers of CPUs on which the motherboard is based. We have entered into licensing arrangements with Intel Corporation (“Intel”) which permit ATI, subject to certain requirements, restrictions and limitations, to develop and sell integrated chipsets that are compatible with Intel’s current Pentium 4 desktop and notebook microprocessor platforms. We have also entered into the necessary licensing arrangements that are required for our IGP products to be compatible with the Athlon64 and Sempron CPUs manufactured by Advanced Micro Devices, Inc. (“AMD”).

We offer a complete line of products for the desktop market, including products for the accelerated graphics processor (“AGP”) and PCI Express interface standards and the Intel and AMD platforms, targeting the enthusiast, performance, mainstream and value segments. The transition by the industry to the PCI Express standard, which began in 2004, is expected to continue through 2005.

Notebook Products

The notebook or mobile PC market continues to be a growing segment in the PC industry, as notebook computers now incorporate richer features such as improved 3D performance, DVD support, and power management technology to reduce battery drain from the graphics subsystem. We developed the MOBILITY RADEON family of mobile graphics accelerators to target this growing market and to provide the performance, features and flexibility to work in a variety of notebook classes. In this category, speed, low power consumption and visual performance are the uppermost considerations of our customers. We focus on designing notebook VPUs that meet and exceed these expectations in the thin and light, performance desktop replacement and value categories.

As in the desktop PC market, the integration of discrete notebook PC semiconductor components may allow for reduced costs, faster design times and more available space for other features within the mobile PC. Our mobile graphics products with integrated memory, including our MOBILITY RADEON 9700, MOBILITY RADEON 9600 and MOBILITY RADEON 9200 have gained widespread acceptance in the mobile PC market over the past year.

As the trend towards lower cost notebook PCs continues, we believe the market will also require graphics chip suppliers to provide cost effective ways of delivering high performance graphics, including the use of integrated chipsets. Based on industry data, we estimate that integrated graphics chipsets currently account for approximately one-half of the notebook 3D chips sold worldwide. Our notebook IGP products target the value and mainstream segments of the notebook PC market. Our products for this category combine excellent visual performance, powerful features and low power consumption. The most recent generation of our IGP notebook products is the MOBILITY RADEON 9100 IGP.

Home Media PCs

The market for digital home media PCs with multimedia capability continues to expand. PC manufacturers are offering consumers even more choices for home theater and entertainment applications. With these powerful PC systems, consumers can easily access digital photos, TV broadcasts, computer games, DVD movies and more all through one platform.

ATI continues to offer products for the digital home PC market which provide PC/TV convergence, combining PC technology with TV, audio and high quality digital video technology. In calendar 2004, we unveiled innovative multimedia products such as the ALL-IN-WONDER 9600 XT and THEATRE 550 PRO. ATI offers both notebook and desktop home media PC products. We also offer MPEG encoding software solutions.

Workstation Products

Our FireGL family of workstation graphics boards brings high performance to the digital content creation and computer-aided design workstation PC markets. We offer both desktop and notebook workstation solutions. Our most recent product introductions in this segment include our FireGL X3-256 for AGP and the FireGL V7100, V5100, V3200 and V3100 for PCI Express and the MOBILITY FireGL T2-128 for mobile workstations. All of these products offer a competitive price/performance combination in their respective segments.

3.4.2  Consumer Electronics Products

Many consumer electronic devices today rely on some form of digital processor to increase functionality, improve reliability, decrease size and lower costs. An easy-to-use display is typically the next consumer priority.

We continue to leverage our core technology, visual processing expertise and power management know-how to create growth opportunities in certain consumer electronics markets. We have initially targeted three markets: (i) DTVs, including set-top boxes; (ii) handheld devices, including colour mobile phones and PDAs; and (iii) video game consoles.

Digital television including set-top boxes

As television broadcasters in North America and the rest of the world convert their analog television signals to DTV transmissions over the next decade, increased consumer interest in DTV will spur demand for more advanced DTVs, projectors and set-top boxes. The U.S. Federal Communications Commission issued a mandate in 2002 requiring the integration of digital tuners into TV sets and receiver devices by 2007. Digital transmission standards provide significant advantages compared to analog standards, including greater picture clarity and resolution as well as opportunities for more channels, e-commerce and enhanced TV viewing.

We are leveraging our core technology in visual processors by offering visual and signal processing technologies to DTV and set-top box manufacturers. Our XILLEON 225, XILLEON 210VC, THEATER 310 and THEATER 313 product lines are cost-effective and highly-integrated solutions for this market. We also provide software and support infrastructure to our customers in this segment.

Many of the commercially available integrated Digital Cable Ready high definition TVs use ATI’s chips.

Colour mobile phones and handheld devices

The latest generation of colour mobile phones, PDAs and other handheld devices are driving demand for more advanced visual processors. Higher resolution panels, higher performing embedded processors and increased internal and removable storage are all contributing to rapid changes in handheld and mobile communication devices.

Our IMAGEON product line contributes market leading visual processing and power saving technology as well as a high level of integration. Our IMAGEON 3200 is an advanced multimedia co-processor for handheld electronic devices. It integrates an advanced 2D graphics engine and an MPEG/JPEG decoder alongside a versatile set of peripheral I/O functions. These features make the IMAGEON 3200 suitable for the new generation of colour and feature phones.

Video game consoles

We also leverage our core visual processing technology in the video game console market. We provide visual processing technology to Nintendo for its GAMECUBE game console. We believe enthusiasm for computer gaming continues to grow with increasing consumer demand for more realistic, immersive and cinematic experiences.

We have licensed our proprietary ‘Flipper’ chip to Nintendo as the central graphics core of Nintendo’s GAMECUBE video game console. The ‘Flipper’ chip’s highly integrated processor includes both a 2D and 3D graphics engine, a digital signal processor for audio processing, all system I/O functions, including CPU system memory, controllers, optical disk, flash card, modem and video interfaces and an on-chip high bandwidth frame buffer.

We have also signed multi-year technology development agreements with Nintendo and Microsoft for future products and services.

3.5  Research and Development

A strong commitment to R&D is fundamental to our success. Due to the rapid pace of technological change in the graphics industry, it is critical that we meet each market window with the newest generation of products that meet market and customer requirements. Ongoing R&D efforts enable us to participate in establishing industry standards as well as design and create new products based on these standards. We continue to strengthen our R&D base through internal R&D efforts, licensing arrangements with third parties and acquisitions of technology companies, when appropriate.

Our primary R&D objective is to develop products and technologies that meet the ever-changing demands of the PC graphics and multimedia industry. Our dedication to R&D has also allowed us to expand our addressable market beyond the PC discrete graphics market to the IGP market and to consumer electronics markets including DTVs, colour mobile phones and video game consoles.

Our net investment in R&D increased from $213.0 million in fiscal 2003 to $269.9 million in fiscal 2004. Our engineering resources increased from approximately 1,500 to more than 1,700 employees during that time.

The following table summarizes our net investment in R&D over the past three years. R&D expenditures include current expenses, such as salaries and certain materials, as well as depreciation of capital assets that were acquired for R&D purposes and prototype and design tools. For R&D activities carried out in Canada, we qualify for Canadian federal investment tax credits (“ITCs”) at the rate of 20% of all eligible current and capital R&D expenditures. We also qualify for tax credits based on R&D activities carried on in the United States. These ITCs are used to reduce current expenses, capital expenditures and federal tax otherwise payable.

Net Investment in Research and Development
(Thousands of U.S. dollars)	Years ended August 31
	2004	2003	2002
Gross current R&D expenses	$298,934	$234,719	$182,349
Less related ITCs	29,025	21,743	17,740

Net current R&D expenses	$269,909	$212,976	$164,609

Net current R&D expenses as a percentage of revenues	13.5%	15.4%	16.2%
Capital R&D expenditures, net of ITCs	$ 15,479	$ 9,237	$ 15,448

3.6  Sales

We sell our products through five major sales channels: PC OEMs, SIs, AIB manufacturers, retail stores and consumer electronics manufacturers.

Our PC OEM customers include Acer, Apple, Dell, Founder, Fujitsu, Fujitsu-Siemens, Gateway, Hewlett-Packard, Hitachi, IBM, Lenovo, NEC, Packard Bell, Panasonic, Sony, Toshiba and Trigem.

In the PC OEM market, it is critical to time the introduction of our graphics products to reflect industry transitions or inflection points and meet the schedules associated with qualifying and shipping products for seasonal buy cycles, typically in the spring and fall. Sales to PC OEM customers often involve a direct relationship between the customer and our R&D personnel to ensure that the products we are developing meet the needs and specifications of the PC OEM. We offer a full range of products to PC OEMs, including products for PCs as well as digital consumer products. This results in sales channel efficiency, an ability to grow with our customers, and enables our PC OEM customers to enter new market segments. A significant portion of product manufacturing for PC OEMs is handled by ODMs, particularly in the notebook market. Our current notebook ODM customers include Arima, Asustek, Compal, First International Computer, Inventec, Quanta, Uniwill and Wistron.

Over the past several years we have worked to establish and broaden our relationships with major AIB manufacturers. We deliver component-level products to these manufacturers who in turn build and sell board-level products using our technology to SIs. Our AIB customers include Asustek, Connect 3D, TUL Corporation, First International Computer, Gigabyte, Hightech Information Systems, Micro-Star International, Sapphire, Tyan, Wistron and Yuan.

We also work directly with our SI customers including Actebis, Alienware, Evesham Technology, Falcon Northwest, Kraftway, MaxData Systeme, Medion, Mesh, Unika and Voodoo. SIs typically sell from positions of regional or product-based strength in the market. They usually operate on short design cycles and can respond quickly with new technologies. The SI channel often uses discrete graphics solutions as a means to differentiate their products and add value to their customers.

ODMs also build motherboard products which include IGPs. We currently have strategic alliances with the world’s leading motherboard, notebook and PC design manufacturers to develop products that feature our products.

We also sell our PC products directly to consumers through major retailers including Best Buy, CompUSA, Circuit City, Dixons, Future Shop, MediaMarkt and Fry’s. Our major e-commerce retailers include Newegg.com, CDW.com and Buy.com. The retail market is characterized by significant price sensitivity requiring clear feature and performance differentiation at multiple price points.

In our consumer electronics business, we are focused on selling to the top-tier consumer electronics manufacturers. We have strengthened our sales organization in this segment in the Americas, Japan and the Asia-Pacific region.

In our handheld business, our major customers include Motorola, Sharp and Toshiba. In our DTV business our customers include Hitachi, Panasonic, Samsung, Sharp, Sony, Thomson and Toshiba, among others.

In our view, ATI brand awareness increases the efficiency of our reach into each of our sales channels. We have increased our brand awareness programs over the last few years through high profile product launches, targeted event sponsorship and point-of-sale promotion kits. We have also initiated a broad-based sticker program that has resulted in more than 10 million computers bearing the ATI brand.

Our ten largest customers accounted for approximately 62% of our revenues in fiscal 2004, with one customer representing 10.6%. In fiscal 2003, three customers accounted for 16.2%, 13% and 10.6% of our revenues and our top ten customers accounted for approximately 70% of our revenues.

The following table summarizes the breakdown of our revenues by territory as a percentage of total revenues. Our geographical segmentation reflects the locations where we delivered products to our customers, not where the end customer purchased the PC or consumer electronic device. A significant portion of PCs and consumer electronics devices are currently built in Asia-Pacific, regardless of where the products are sold. Accordingly, the majority of our sales in fiscal 2004 were in the Asia-Pacific region.

	Years ended August 31
	2004	2003	2002
Canada	1%	1%	1%
USA	13%	19%	29%
Europe	5%	8%	15%
Asia-Pacific	81%	72%	55%

	100%	100%	100%

We maintain a regional sales presence in each of the key industrialized areas of the world. As noted above, however, OEMs, AIB manufacturers and consumer electronics companies are locating their manufacturing operations in the Asia-Pacific region. Our sales organization reflects this geographic weighting.

Our sales arrangements with OEMs, AIBs, distributors and key retail customers generally operate on the basis of product forecasts provided by the particular customer, but do not include any commitment or requirement for minimum product purchases. Purchase orders are also typically cancellable by the customer without consequence on 60 days notice to us.

We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to the customer, the selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time revenue is recognized. In addition, we provide for the estimated cost of product warranties at the time of revenue recognition.

We offer a limited hardware warranty to the end-user consumer on all of our branded hardware products. This warranty is supported directly by our customer service department and serves as a selling feature for distributors and retailers.

In addition, for our game console business, where we have signed multi-year technology development agreements, we follow the percentage-of-completion method of accounting for contracts requiring ATI to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs.

3.7  Competition

Our markets are highly competitive and characterized by rapid changes in technology. We provide graphics and multimedia products in all market segments of the PC desktop, mobile, workstation and server markets through OEMs, SIs, AIB manufacturers, distributors and retailers. As a result, we compete with every PC graphics and multimedia company that serves one or all of these distinct market segments. In addition, by integrating new functionality into the VPU and expanding our product line, we continually face new competitors in converging markets, some of whom may be substantial and well-established in those markets. Key competitive factors in the PC, mobile phone and DTV markets are outlined below.

Key Competitive Factors by Market

PC		Mobile Phones		DTV
•	Visual performance, features	•	Power consumption	•	Visual performance
	and speed	•	Cost	•	Scalability across platforms
•	Cost	•	Size	•	Cost
•	Brand awareness	•	Graphics performance	•	Customer differentiation
•	Comprehensive product line	•	Visual performance		and support
•	Timely product introductions		and speed	•	Timely product introductions
•	Product quality, including
image quality and software
stability

In the PC market our competitors include: (i) discrete component suppliers; (ii) AIB manufacturers; (iii) fully-integrated graphics suppliers; and (iv) suppliers of IGPs. These include Intel, Matrox Electronic Systems, Nvidia, SiS, Via Technologies and XGI Technology. Other competitors also include a number of smaller companies which may have greater flexibility to address specific market needs. The growing complexity of visual processors and the associated R&D costs, however, represent an increasingly higher barrier to entry in this market.

In the consumer electronics markets we have different competitors in each of our market segments.

In handheld markets, we have three categories of competitors. Baseband processor vendors have traditionally provided the voice processing functionality in mobile phones. Many of these vendors are expanding their product offerings to encompass the graphics processing required by colour and feature mobile phones. These include Motorola, Philips, QUALCOMM and Texas Instruments. Another category of competitor, application processor vendors, has emerged to serve the high-end feature and smart phones that require large amounts of general purpose processing capability. These include Intel, Nvidia, QUALCOMM, Samsung, STMicroelectronics and Texas Instruments. The third category of competitor, media co-processor vendors, is most closely aligned with our strategy in the colour and mobile phone market. Media co-processor competitors include Core Logic, Epson, MTEK Vision, Nvidia and Renesas.

In the DTV business our competitors include Broadcom, Conexant Systems, LSI Logic, Philips, STMicroelectronics and Zoran, as well as in-house semiconductor development divisions at companies such as LG, Matsushita Electric (Panasonic brand) and Toshiba.

In the video game console market, we compete primarily against Nvidia and Sony.

3.8  Manufacturing

Semiconductor Manufacturing

We have strategic relationships with the two leading semiconductor foundries, Taiwan Semiconductor Manufacturing Company and United Microelectronics Corp., to manufacture our visual processor components. From the foundry, we deliver wafers to our test, assembly and packaging partners including Advanced Semiconductor Engineering Group, King Yuan Electronics, Siliconware Precision Industries and STATS-Chippac, who package and test the final application-specific integrated circuit (“ASIC”). It is a flexible production line that enables us to balance capacity based upon technology and expertise. In this way we maintain control over the manufacturing process, reduce delivery times and component costs and increase product quality.

Board Manufacturing

Board-level product manufacturing is outsourced to third party manufacturers. They include Celestica, Fairway and PC Partner with locations in China. Our manufacturing facility in Markham, Ontario, Canada is primarily devoted to prototyping and trial runs for new product introductions.

3.9  Customer Service and Support

As service and support is critical to the success of our customers, it is critical to our success. We work closely with our customers by committing R&D resources to achieving optimal compatibility and integration with their products.

We also work closely with our customers on demand generation programs aimed at their key markets. We deliver fast and accurate responses to hardware and software developers to ensure that their products, games and applications maximize the potential of our visual processor technology.

With each of our graphics and video accelerator products, we provide drivers and supporting software packages that enable the effective use of our products under a variety of operating systems and applications. In addition to the Microsoft Windows family of operating systems, we support Apple OS9 and OSX, as well as Linux-based applications. Our software provides optimized performance for a variety of CPU platforms (including Intel and AMD based systems), motherboards and chipsets.

We develop our software drivers in many different languages and formats to conform to international user requirements. Our software engineers, scientists and test professionals engage in large scale development of drivers and related software applications in support of OEM, retail and AIB customers. On-time delivery of optimized, unified and reliable software that supports the latest technology enables our customers to market leading-edge and cost-effective ATI-based products.

We enable all our PC-based products (discrete and integrated, desktop and mobile, graphics and multimedia) with a unified driver – a single driver product currently supporting all of our RADEON products and executing under all of Microsoft’s supported PC operating systems. The unified driver concept is useful for customers who do not wish to manage separate software builds for separate ATI parts, and who seek a stable, efficient and backwards-compatible software environment for their PCs. In addition to unified driver support for Microsoft Windows variants, we also provide drivers for the MacOS and Linux environments.

3.10  Human Resources

We employed the following number of individuals, including non-permanent and short-term employees, at August 31 in each of the years noted below:

	2004	2003	2002
Research and development	1,704	1,422	1,249
Operations and administration	490	461	473
Sales and marketing	593	410	370

Total number of ATI personnel	2,787	2,293	2,092

We believe that our ability to attract and retain highly skilled engineering, marketing and management personnel is one of the key factors in our success. None of our employees are governed by collective bargaining agreements. We have never experienced a material work stoppage or strike.

3.11  Facilities

Our head office facilities are located in Markham, Ontario, Canada at 1 Commerce Valley Drive East. This facility comprises approximately 240,000 square feet of office/R&D space. We have a 50% interest in the joint venture company that owns this facility. We have four other locations in Markham, Ontario. At 33 Commerce Valley Drive East, we own 100% of a facility that comprises approximately 123,000 square feet, including approximately 65,000 square-feet of manufacturing and warehouse space. We also lease three other facilities in Markham with combined square footage of approximately 165,000 square feet of office and R&D space.

We lease engineering facilities in the United States including approximately 60,000 square feet in Marlborough, Massachusetts and approximately 104,000 square feet in Santa Clara, California. We also lease a number of smaller regional offices in the United States, Europe and the Asia-Pacific region. As a result of the change in our business model over the past three years where we have transitioned to primarily supplying component-level products rather than board products to our customers, we closed our European board manufacturing facility located in Dublin, Ireland in fiscal 2003.

Our operations are subject to a variety of federal, provincial and local environmental laws and regulations. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and onto land, the disposal of waste, and the handling, storage and transportation of hazardous materials. We believe that we are currently in compliance with all applicable environmental laws in all material respects.

3.12  Risks and Uncertainties

Our operations and financial results are subject to various risks and uncertainties which are outlined below. These risks are in addition to those outlined elsewhere in this Annual Information Form and in our filings with Canadian and United States securities regulatory authorities, including Management’s Discussion and Analysis contained in the 2004 Annual Report.

As a result of any or any combination of these risks and uncertainties, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis.

Our operating results can fluctuate and are unpredictable

Our operating results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and within a quarter, revenues may vary from month to month. In addition, because our operating expenses are largely independent of revenues in any particular period, we may be unable to rapidly adjust our spending to compensate for an unexpected revenue shortfall, which could harm quarterly operating results. As a result, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products may be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of our competitors’ actions in the marketplace. In addition, newer products may be more costly to produce in the early stages of their introduction, which may adversely affect margins and our results of operations.

As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis. Factors that have affected our operating results in the past and could affect them in the future include, among other things:

•	levels of growth or decline in the PC industry;

•	rapid and frequent technological change in the PC graphics industry;

•	demand and acceptance of our products and those of our customers, including integrated graphics components and consumer electronic devices;

•	successful and timely development and production of next-generation products, including products for the consumer electronics market;

•	changes in the rate of exchange of Canadian currency to U.S. dollars;

•	introduction of new products by our competitors;

•	availability of licenses for industry technology or other intellectual property rights necessary for the continued sale or development of our products;

•	changes to our overall average selling price ("ASP") resulting from competitive pressures;

•	delays or early introduction of new microprocessors or their related chipsets;

•	changes to our overall product mix or the geographic regions where our products are sold;

•	R&D costs associated with the development of new products;

•	increasing product line complexity and the related management of inventory;

•	unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards ("PCBs") and packaging costs;

•	changes to the expected yield of our component products;

•	excess or shortage of manufacturing capacity;

•	volume of orders received that can be filled in the quarter;

•	seasonal and variable demand associated with the PC industry;

•	addition or loss of significant customers;

•	supply constraints and disruptions for other components incorporated into our products and those of our customers; and

•	new laws that require us to undertake an evaluation of our internal controls through which we may identify internal control weaknesses which may require correction.

As a result of the factors listed above, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations could adversely affect the market price of our common shares.

Design wins are critical to our future success

Our future success and ultimate sales achievements will depend in large part on our retaining and/or winning design contracts (“design wins”), which occurs when PC OEMs, ODMs AIB manufacturers or manufacturers of consumer electronics devices choose to use our existing and future products in their various product offerings. Our major customers typically introduce new product offerings as often as twice a year. Accordingly, our products must have competitive performance ratings, adequate feature-sets, consistent quality levels and appropriate prices within the limited time frames of our customers to be included in new system configurations. The failure to win new or retain existing design wins of sufficient volume, sales and profitability could have an adverse effect on our business and operating results.

Our gross margins fluctuate and are difficult to predict

Our overall gross margin is dependent on a number of factors, the principal items being the cost of input materials (mainly silicon, memory, device packaging and PCBs), the manufacturing yield of wafers received from foundries, the ASP of our products and the actual product mix of our revenues. The continuous change in these factors, most of which are beyond our control, cause our overall gross margins to fluctuate from quarter to quarter and make it difficult for us to predict our overall gross margins. In terms of product mix, our business model involves the development and marketing of component and board-level graphics products and technology for desktop and mobile PC, DTV, mobile phone, video game console and multimedia applications. Each of these products or product categories has dissimilar gross margins at any particular time. Consequently, many of our gross margin components fluctuate and the overall corporate gross margin is difficult to predict. Should any of the factors influencing gross margins change substantially, our gross margins could be adversely affected.

We do not have minimum purchase requirements under our sales arrangements with customers

Our sales arrangements with our customers do not include any requirement or commitment for minimum purchases of our products. As a result, we often commit resources to develop products without having received advance purchase commitments from customers. In particular, sales of our component products to customers other than OEMs are subject to volatility on a regular basis as demand is often unpredictable and is susceptible to price competition on a short-term basis. Any inability to sell products to which we have devoted significant resources or the cancellation or deferral of product orders could result in excess inventory. This could result in future inventory write-downs, which could have an adverse effect on our profit margins and financial results and restrict our ability to fund our operations. We may build memory and component inventories during periods of anticipated growth and in connection with selling workstation boards directly to major OEMs. We could be subject to excess or obsolete inventories and be required to take corresponding write-downs if growth slows or if we incorrectly forecast product demand. A reduction in demand could negatively impact our gross margins and financial results.

The success of our business is dependent on the timely introduction of new products that do not contain errors or defects

The graphics industry is characterized by frequent product introductions and short product life cycles based on constantly improving technologies and new industry standards. In the PC market, it is increasingly important to be among the first to market with new or enhanced products to replace existing products in order to coincide with the introduction of new products by PC OEMs, particularly during the late summer and fall that are the traditional periods in which PC OEMs introduce new products. The consumer electronics markets also have similar design cycles in which new product offerings are traditionally introduced in the fall. This means that we must commit resources to the development and manufacturing of our products without having commitments to purchase from customers. We must also take advantage of new technologies to maintain our competitive edge. If we fail to identify new product opportunities or develop or bring to market these new products or enhancements within the time frame required by customers, if our new products or enhancements are not selected by our customers to be included in their products, or if the products or technologies developed by competitors render our products or technologies non-competitive or obsolete, we may experience reduced demand for our products and loss of market share and our operating results could be adversely affected.

Our business depends to a significant extent on our ability to continually introduce new and enhanced generations of graphics products in order to retain or win customer contracts and maintain ASPs. The life cycles of our products typically range from six to eighteen months. Market demand requires graphics products to incorporate new features and performance standards on an industry-wide basis. Over the life of a specific graphics component, the ASP undergoes regular price reductions. The introduction of new products and enhancements to existing products is necessary to maintain overall corporate ASPs. If we are unable to introduce new products or launch new products without sufficient increases in ASP or increased unit sales volumes capable of offsetting these reductions in ASPs, our revenues, inventories, gross margins and operating results could be adversely affected.

Our business and operating results could be adversely affected if we incur delays in developing new products or enhancements, or if such products or technologies developed by others render our products or technologies non-competitive or obsolete. Products as complex as those offered by ATI may contain defects or failures when introduced or when new versions or enhancements to existing products are released. There can be no assurance that, despite our testing procedures, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of or delay in market acceptance of our products, material recall and replacement costs, delay in recognition or loss of revenues, the diversion of the attention of our engineering personnel from product development efforts and damage to our reputation in the industry and could adversely affect our relationships with our customers. Correcting such errors and failures in our products could require significant expenditures. Any such circumstances could have an adverse effect on our business, financial condition or operating results.

The success of our business is dependent upon our ability to introduce products with required features and performance levels that support and coincide with significant industry transitions

The PC industry is characterized by frequent new product introductions typically centred around hardware and software changes made by Intel and Microsoft. For instance, new PCs are commonly introduced to coincide with new processor, chipset or memory products launched by Intel or new operating systems launched by Microsoft. It is therefore increasingly important that we maintain our ability to introduce new products that take advantage of these industry transitions. In the past, these industry transitions have included the shift to the AGP standard, which underwent a further transition in 2003 with the adoption of the new AGP 8X standard. A new bus standard, PCI Express, is currently affecting the PC industry and the transition to this new standard is expected to continue through 2005. Our products must be able to support the new features and performance levels being required by PC manufacturers at the beginning of these transitions and be priced competitively, otherwise, we may lose business as well as the opportunity to retain and obtain design wins until the next product transition. Failing to develop products with required features and performance levels or a delay as short as a few months in bringing a new product to market could adversely affect our revenues. As well, there can be no assurance that the industry will continue to innovate or improve standards or that the industry will introduce these changes when expected or that we will be able to take advantage of these changes. In the event that such occurrences fail to materialize, our business and operating results could be adversely affected.

A substantial portion of our revenues and our financial performance are dependent upon the PC industry which is cyclical in nature

We currently derive a substantial portion of our revenue from the sale of graphics and multimedia products for use in PCs. Although the PC industry grew significantly during the late 1990s, since 2001 PC sales have not experienced similar levels of growth. Historically, the PC and semiconductor industries have been characterized by rapid technological change, cyclical market patterns, significant ASP erosion, fluctuating inventory levels, periods of overcapacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. Growth in PC sales at levels experienced in the past may not occur in the future. Reductions in the sales of PCs reduce the overall demand for our products. Moreover, such changes in demand could be large and sudden, as experienced in fiscal 2001 and in previous years when PC manufacturers built-up inventories in anticipation of a period of significant growth that did not materialize. In such cases, PC manufacturers may abruptly suspend all purchases of additional inventory from their suppliers. In addition, declines in spending by corporations and/or consumers, for example, due to an economic downturn, may negatively affect the PC industry. Any sustained reduction in the demand for PCs could adversely affect our operating results.

The success of our business will be dependent upon the success of our integrated graphics component products

Low-cost desktop PCs account for a significant percentage of PCs sold in the market and are driving the demand for integrated graphics and core logic functions in one chipset. In order for PC OEMs to offer these computers at low prices, overall system costs must be reduced. The costs of integrated graphics components are significantly less than the costs of traditional discrete graphics components, in part due to their reduced functionality and because they do not require separate graphics memory devices. Integrated chipsets are estimated to account for more than 55% of the desktop 3D graphics chips sold worldwide.

In the notebook market, integrated chipsets offer a similar ability to reduce costs as in the desktop market, as well as provide additional benefits such as lower power consumption and reduced space for ultraportable designs. Integrated graphics are estimated to account for approximately half of the notebook 3D graphics chips sold worldwide.

We currently have a full product line of IGPs to address the desktop and mobile integrated market for Intel and AMD-based platforms. If our products do not successfully address this market segment or we cannot produce products on a cost-effective basis, or if we are unable to obtain required licences for future Intel-based products, our business, financial condition and operating results could be adversely affected.

Our sales and earnings are subject to foreign currency risks

A substantial amount of our operating expenses are denominated in Canadian dollars. However, our results are reported in U.S. dollars. As a result, an appreciation in the value of the Canadian dollar relative to the U.S. dollar will have a negative impact on our earnings. The rise of the Canadian dollar relative to the U.S. dollar from an average rate of 67 cents in fiscal 2003 to an average rate of 75 cents in fiscal 2004 had an approximate $18.0 million negative impact on our operating earnings. Although it is possible to enter into forward foreign exchange contracts to hedge our currency exposure on expenses incurred in Canadian dollars, and although we have in the past entered into forward foreign exchange contracts, we do not currently have any long term hedging arrangements or policies in place. Accordingly, continued strength in the Canadian dollar relative to the U.S. dollar will result in upward pressure on our operating expenses in fiscal 2005 and will negatively affect our net income and operating results.

The majority of our product sales are denominated in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the local currency can cause increases or decreases in the cost of our products in the local currency of such customers. An appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

Our royalty revenues, which can compromise a significant part of our earnings, are dependent upon the success of Nintendo’s GAMECUBE

Our graphics technology for the video game console market is being used by Nintendo in its GAMECUBE products. The only revenues that we receive from this technology are in the form of royalties paid by Nintendo to us based upon the number of GAMECUBE consoles and games sold by Nintendo. Accordingly, our royalty revenues will be directly related to the sales by Nintendo of its GAMECUBE products. We have no control over Nintendo’s marketing efforts. There can be no assurance that sales of Nintendo’s GAMECUBE products will achieve expected levels in the current or future fiscal years. Consequently, the revenues expected by us from this technology may not be fully realized and our operating results may be adversely affected. In past fiscal years, a significant amount of our net earnings were derived from Nintendo royalties. Royalties are expected to become a more significant share of our net earnings in the future, as we anticipate royalties in future years resulting from our agreements with Nintendo, Microsoft and QUALCOMM. Anything that negatively affects the royalties paid to us by these or other entities with whom we maintain or enter into royalty agreements, may adversely affect our operating results.

Our entry into new emerging product markets is subject to a number of uncertainties

We have recently developed graphics and integrated products for the emerging consumer electronics market including DTVs and colour mobile phones. Although this is a relatively new market, there are already a significant number of competitors targeting it. The delay in acceptance of DTV technology has also provided further opportunities for competitors to enter this market. In addition, as the telecommunications, cable and consumer electronics industries and their suppliers undergo a period of convergence, we expect that competition will increase in these markets. Our ability to succeed in these new consumer markets is subject to a number of uncertainties, including acceptance of our products, the development of new technologies sufficient to meet market demand, the need to develop customer relationships, different sales strategies and channels, new and different industry standards from those in the PC market and changing strategic alliances. There can be no assurance that we will be able to successfully compete in these new emerging markets. If we are unable to successfully introduce products in these new markets as they expand, our business, financial condition and operating results could be adversely affected.

The markets in which we carry on business are highly competitive

The markets in which our products are sold are very competitive and are expected to remain as such due to rapid technological changes, frequent product introductions and declining selling prices. Furthermore, the consolidation of our competitors has increased the level of competition in the graphics industry. We believe that the consolidation of our competitors in the PC graphics market segment of the PC market has stabilized and that there are now three main players in the PC market. We believe that the main factors that will determine our competitiveness in the PC market are technical product performance, price, product features, time-to-market, conformity to industry standard application programming interfaces, the ability to deliver consistent volume and quality of products, quality and stability of software drivers as well as technical support. We expect that competition will intensify in these areas and there can be no assurances that our competitors’ products will not be less costly, provide better performance or include additional features that render our products uncompetitive. Increased competition may require us to reduce our prices and/or invest further in R&D and sales and marketing efforts, which may negatively affect our operating results.

Some of our competitors, in particular Intel, have greater financial and other resources than we do and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Further, some competitors have greater access or rights to companion technologies, including interface, processor and memory technical information. They may also be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies. Several of our smaller competitors may have greater flexibility within niche markets and better name recognition in connection with specific market needs. As a result, there can be no assurance that we will be able to maintain our competitive position and market share against current or future competitors. If we do not remain competitive, our business and operating results could be adversely affected.

Intel has a dominant position in the PC industry and has greater resources than we do. Our success is dependent upon our ability to continue to develop products that are both compatible and competitive with Intel’s technology

In 1999, Intel began shipping integrated graphics component products that were targeted at the low-cost PC market. Intel is the world’s largest manufacturer of PC processors and has significantly greater resources than we do. Given its significant leadership position and the large cost of the microprocessor relative to other components within the PC, it is possible that Intel could combine graphics components or functionality with its microprocessors on a cost-effective basis. Our integrated chipset products may not be able to successfully compete with Intel’s products on the basis of price or performance. We expect Intel to invest heavily in R&D and in marketing and selling campaigns to engender brand loyalty with PC manufacturers and users. We also expect Intel to maintain its dominance of the PC platform. These and other selling advantages could render our integrated chipset products uncompetitive on a cost basis.

Due to the widespread adoption of Intel’s microprocessor architecture and interface architecture, including the current AGP and PCI Express interfaces, Intel has the ability to create and influence key industry standards in the PC industry. We rely on our ability to obtain and maintain licenses from Intel in order to use certain proprietary Intel technology in our products. Any significant modifications by Intel to the AGP or PCI Express standards, the microprocessor, core logic components or other aspects of the PC microprocessor architecture or any delay in the public release of such modifications could result in incompatibility with our technology. Any such incompatibility or the inability to obtain or the termination of any required license to use such technology could have an adverse effect on our business, financial condition and operating results.

We currently have a full line of IGP products for the Intel-based platform intended to compete with and complement Intel’s family of integrated products. Currently, integrated graphics components interface with Intel microprocessors through an Intel bus. There can be no assurance that our products will compete effectively against Intel’s current or future integrated products, that Intel will not aggressively use its industry position to undercut prices or otherwise prejudice ATI, or that Intel will not introduce additional products that are directly competitive with our products.

Intel spokespeople have previously stated that Intel has exited the discrete graphics business. There can be no assurance, however, that Intel will not re-enter the discrete graphics market, that Intel will not license a graphics core from competitors or that Intel will not acquire a graphics accelerator company and again compete with us in the discrete graphics component market.

Our revenues are dependent upon a small number of customers

A significant portion of our revenues are derived from sales made to a small number of customers. In 2004, our top ten customers accounted for approximately 62% of our revenues, with one customer representing 10.6% of our revenues. We expect that a small number of customers will continue to account for a substantial part of our revenues in the future. Continued sales to these customers, however, are dependent on us continuing to achieve design wins with these customers. The loss of business or failure to achieve design wins from one or more of such customers without adding new sources of revenues would have an adverse effect on our financial results.

Other risks associated with our dependence on a small number of customers include: unexpected delays in the introduction of our customers’ products, resulting in a change in the timing of their orders, extended accounts receivable, cancellation of customer orders resulting in excess inventory and unexpected inventory write-downs and the inability to secure alternative purchasers for our products. Furthermore, if any one of our customers experiences financial difficulty, the risk exists that we may be required to write-off the bad debts of such customer. Any of these events could have an adverse effect on our financial results.

We rely on third party foundries and other contractors to manufacture our products

We are a “fabless” semiconductor company and therefore rely on independent foundries or “fabs” (currently Taiwan Semiconductor Manufacturing Company and United Microelectronics Corp.) to manufacture our component products. We also use independent contractors to perform the assembly, testing and packaging of our products. As is typical in the graphics industry, we obtain manufacturing services on a purchase order basis and our fabs are under no obligation to provide us with any specified minimum quantity of product. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis. There can be no assurance that these manufacturers will be able to meet our near-term or long-term manufacturing requirements. Indeed, continued market acceptance of our products will depend on reliable relationships with our wafer manufacturers and subcontractors to ensure adequate product supply to respond to customer demand. Because it could take several quarters to establish a strategic relationship with a new manufacturing partner, we may be unable to secure an alternative supply for any specific product in a short time frame. Other risks associated with our dependence on third-party manufacturers include: reduced control over delivery schedules, quality assurance, manufacturing yields and cost, lack of capacity in periods of excess demand, misappropriation of our intellectual property, dependence on several small undercapitalized subcontractors, reduced ability to manage inventory and parts, and exposure to foreign countries and operations, including exposure to political instability and natural disasters.

Currently, the third party wafer plants used to manufacture our products are located in Hsin Chiu and Tainan, Taiwan. Many of our assembly, testing and packaging suppliers are also located in southern Taiwan. On September 22, 1999, Taiwan suffered a major earthquake that measured 7.6 on the Richter scale and disrupted the operations of our manufacturing suppliers and contributed to a temporary shortage of graphics processors. Additional earthquakes or other occurrences that disrupt our manufacturing suppliers may occur in this region in the future. To the extent that the supply from our fabs or other suppliers is interrupted for a prolonged period of time or terminated for any reason, we may not have sufficient time to replace our supply of products manufactured by those fabs.

As well, each wafer manufacturer has unique design rules and proprietary process technology to which we must adapt our products. If we move production of our products to new manufacturers or if current manufacturers implement new process technology or design rules, any transition difficulties may result in lower yields or poorer performance of our products. Any inability of ATI to secure sufficient or reliable supplies of wafers may adversely affect our ability to meet customer demand for our component and board products and, as a result, could have an adverse effect on revenues and operating results.

Our business is dependent upon an adequate supply of component parts from a limited number of suppliers

Certain non-proprietary components (such as memory, PCBs and capacitors) used in the manufacture of our products and by OEMs in the manufacture of desktop and notebook PCs and by AIBs and SIs in the manufacture of their products are currently available from only a limited number of sources and are often subject to rapid changes in price and availability. If these suppliers fail to deliver these components or increase prices, alternative sources of supply may not be available. This would result in increased costs, delays or reductions in product shipments, and adversely impact upon orders for our component products and our operating results. Any inability to manage fluctuations in component prices may adversely affect our gross margins and operating results.

Our business and operating results are dependent upon achieving planned semiconductor manufacturing yields

The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be non-functional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable production yields from processing wafer. In addition, more complex manufacturing processes, such as the 90 nanometer process technology that is expected to be widely adopted by the industry in 2005, often initially result in lower and unstable yields. As a consequence of our move to a customer-owned tooling manufacturing process where we have the responsibility for the design and performance of the tooling required for manufacturing, we bear the financial risks and benefits associated with product yields. As such, our profitability is significantly affected by the manufacturing yield that we achieve in the production of our component products. Our inability, in cooperation with our wafer manufacturers, to achieve or maintain planned production yields could have an adverse effect on our business and operating results.

Semiconductor manufacturing yields are a function both of product design, which is developed largely by us, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until the actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. Furthermore, some defects cannot be identified until tested on a customer’s board design. We face the risk of product recalls resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, our net revenues and profitability could be adversely affected. In addition, yield problems require cooperation by and communication between us and the manufacturer and sometimes the customer as well. The offshore location of our principal manufacturers compounds these risks, due to the increased effort and time required to identify, communicate and resolve manufacturing yield problems. There can be no assurance that we or our fabs will identify in a timely manner, fix and/or achieve acceptable manufacturing yields in the future. Failure to reach planned production yields over time could result in us not having sufficient product supply to meet demand, and/or higher production costs and lower gross margins. This would adversely affect our operating results.

To remain competitive, we must transition to new manufacturing process technologies, however, this transition may result in reduced manufacturing yields and delay the introduction of new products

Process technology defines the minimum transistor size used to design semiconductors. The finer the process technology, the greater the number of transistors a chip designer is able to build into a semiconductor. Our strategy is to use the most advanced process technology appropriate for our products and available from our fabs. We continually assess the benefits of migrating to smaller process technologies in order to improve performance and lower costs. However, the use of more advanced processes may have a greater risk of initial yield problems. We believe that the transition of our products to increasingly smaller process technologies will be important to maintain our competitive position and we intend to migrate to smaller process technologies with our future products as these technologies become viable. Due to the inherent risk of transitioning to new technologies, however, there can be no assurance that we will not experience reduced yields or delays in product delivery dates which in turn could adversely affect relationships with our customers. Moreover, we are dependent on our third-party fabs to successfully migrate to new manufacturing processes. Any such failure by us or our fabs could have an adverse effect on our business, financial condition and operating results.

Our ability to design and introduce new products in a timely manner is dependent upon third party development tools

In the design and development of new products and product enhancements, we rely on third-party software development tools. While we are not currently dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. For example, we have experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. The design requirements necessary to meet consumer demands for more features and greater functionality from graphics products in the future may exceed the capabilities of the software development tools available to us. If the software development tools that we use become unavailable or fail to produce designs that meet consumer demands, our business could suffer.

Our success is dependent on proprietary technology, however, there can be no assurances that applicable laws will be adequate to prevent misappropriation of our technology

Our success is heavily dependent upon proprietary technology. We rely principally upon a combination of copyright, trademark, patent and trade secret laws, restrictions on disclosures and contractual provisions to protect our proprietary and intellectual property rights. There can be no assurance, however, that these laws and procedures will be adequate to prevent misappropriation of our technology or independent third party development of the same or similar technology. Unauthorized parties may attempt to copy or otherwise obtain and use our technology, which could weaken our competitive position. In addition, there can be no assurance that the protection provided to our proprietary technology by the laws of foreign jurisdictions will be substantially similar to the remedies available to us under the laws of Canada or the United States. Any claims or litigation that we initiate to protect our proprietary technology could be time consuming and costly and divert the attention of our technical and management resources whether or not the claims or litigation are determined in our favour.

Our operating earnings will be negatively affected by the expensing of stock options beginning in fiscal 2005

Since our inception, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with us. Changes to Canadian generally accepted accounting principles (“GAAP”) implemented by the Canadian Institute of Chartered Accountants require us to record a charge against earnings for stock options granted to our employees, commencing September 1, 2004. As a result, we now estimate the fair value of the stock options granted by using the Black-Scholes option pricing model and expense the fair value over the service period of the stock options. This change has a negative impact on our earnings determined in accordance with GAAP as compared to previous fiscal years. The amount of the charge against earnings is dependent upon a number of factors, including the number of stock options granted in any fiscal year, ATI’s stock price at the time of the grant and the exercise price, the risk-free interest rate, the dividend yield, the volatility factor of the expected price of ATI’s common shares and the expected life of the stock options. To the extent that new regulations adopted in Canada or the U.S. make it more difficult or expensive to grant options to employees, we may incur increased cash compensation costs and we may find it difficult to attract, retain and motivate employees; either could materially adversely affect our business and operating results.

Our business is subject to operational and financial risks associated with our international operations

We maintain operations in a number of other countries including the United States, Germany, Japan, Taiwan, Hong Kong, Malaysia, China and Barbados. In addition, a substantial portion of our products are manufactured, assembled and tested by independent third parties in the Asia-Pacific region. We sell the majority of our products in the United States, Europe and the Asia-Pacific region. Accordingly, we are subject to various geopolitical risks in connection with our international sales and operations. These risks include political and economic instability, changes in diplomatic and trade relationships, natural disasters and unexpected changes in legislative or regulatory requirements. These risks could result in an increase in the cost of components, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, potentially longer payment cycles, potentially adverse taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have an adverse effect on our revenues and operating results.

Any legal or regulatory proceedings brought against us may be time-consuming and costly to defend and, if we are unsuccessful in defending against them, may be detrimental to our business and financial condition

We are subject to legal proceedings and claims that arise in the ordinary course of business. On January 16, 2003, the Ontario Securities Commission (the “OSC”) filed a notice of hearing and statement of allegations against us and certain of our present and former directors and officers, including our former Chief Executive Officer and current Chairman of the Board. We have incurred substantial costs associated with the regulatory proceedings and cannot predict the level of additional costs that will be incurred in the future. If, as has been requested by OSC staff, our Chairman is prohibited from being an officer or director of ATI, it could have a material adverse effect on our business and results of operations and could have an adverse impact on the market price of our common shares.

Please see “Narrative Description of the Business – Legal Proceedings and Regulatory Matters” for a description of former class action proceedings in the United States and the regulatory proceedings in Ontario.

In addition, the industries in which we compete are characterized by frequent claims and related litigation regarding patent and other intellectual property rights. There is a risk that our current or future products may infringe third-party intellectual property rights. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation, cause product shipment delays or stoppages or require us to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. In the event that a third party were to sustain a valid claim against us or our customers and we are not able to procure a license to permit the continued use of the third party’s intellectual property, our operating results could be adversely affected. We may also be required to pay damages or lost profits, modify our products, discontinue products and/or indemnify our customers. Should any such claims or proceedings against us be successful, our business, financial condition and operating results may be adversely affected.

Our inability to maintain adequate levels of insurance, particularly in Taiwan, could adversely affect our operating results in the event of a significant loss

To the extent available on commercially reasonable terms and subject to underwriting conditions, exclusions and deductibles, we maintain insurance coverage with recognized, licensed insurers against loss or damage to our assets, including losses as a result of unforeseen business interruptions. Property and business interruption insurance coverage is only available on a limited basis with respect to assets and property located in certain geographical areas, particularly Taiwan. A significant amount of our inventories are produced and stored in Taiwan, prior to delivery to customers. Damage to the inventories held in Taiwan, as a result of a natural disaster or other cause, could result in a significant loss for which no insurance coverage would be available. In the event insurance coverage is not available or is subject to limits or significant deductibles or is denied in respect of any losses or claims, our business, financial condition and operating results could be adversely affected.

Our business is dependant on our head office remaining free from a major shut down

Our international operations depend on the availability of administrative support in areas such as finance, human resources and sales in order to operate efficiently in their local markets and complete transactions with our customers. Our international offices, particularly those in the Asia-Pacific region, where a majority of our sales take place, do not have local administrative support in a number of these areas. In August 2003, our head office in Markham, Ontario experienced a temporary shut down due to a widespread power blackout in Ontario and the northeastern United States. In the spring of 2003, the outbreak of the SARS virus in the Toronto area also impacted employees at our head office. Any unexpected and prolonged shut down of our head office in the future for any reason whatsoever could hinder our ability to effectively and efficiently manage our international business operations and could adversely affect our revenues and operating results.

Future acquisitions may have a significant impact on our business and financial condition and could result in dilution of the current common shareholders

We may pursue product or business acquisitions in order to complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into our existing products and business. The negotiation of potential acquisitions could divert management’s time and resources and require significant funds to consummate. The process of combining with another company or integrating an acquired product may be disruptive to our business and may result in unforeseen operating difficulties requiring significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in us incurring contingent liabilities and amortization expenses related to intangible assets, all of which could have an adverse effect on our financial condition and operating results.

Further, we may finance future acquisitions through borrowings or otherwise incur indebtedness in connection with acquisitions. We may be required to generate cash flow from operations to service that indebtedness and may not be able to do so. We may also be required to refinance this indebtedness upon its maturity and we may not be able to do so on acceptable terms. In addition, if we consummate one or more significant acquisitions through the issuance of common shares, holders of common shares could suffer significant dilution of their ownership interests.

The success of our business is dependent upon our ability to recruit and retain key employees

Our success is dependent on the performance and continued service of our executive officers and certain key employees. None of our officers or employees are bound by an employment contract nor do we have “key person” life insurance policies on any of our employees. Competition for high-level engineering, marketing, sales and executive personnel is intense. Key employees may pursue equity opportunities elsewhere. Start-up companies generally offer greater equity opportunities to attract individuals from more established companies. There can be no assurance that we will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of certain key managers and executives or the failure to attract, hire and retain additional key employees could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers and potential customers, or manage our business effectively.

Our business and products are subject to government regulation

Canadian federal, provincial and local authorities as well as foreign authorities in applicable jurisdictions regulate our business. Our board-level graphics accelerator products are required to meet the standards set by Industry Canada, the U.S. Federal Communications Commission and the European Economic Community in order to ensure that they do not interfere with the operation of other consumer electronics products. Any significant delays in meeting the standards applicable to our products in the future could adversely affect our competitive and financial position.

We are subject to new corporate governance requirements in the United States and Canada. Our efforts to comply with such requirements have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities. In particular, securities regulatory authorities in the United States have introduced, and in Canada are in the process of introducing, new laws that require us to undertake an evaluation of our internal controls over financial reporting. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. We have invested and will continue to invest financial and human resources to document and analyze our system of internal controls over financial reporting and we are continuing our evaluation of such internal controls. In the course of our ongoing evaluation, we may identify areas of our internal controls over financial reporting requiring improvement. To the extent that we identify internal control weaknesses which require correction, we may be required to incur expenditures or costs which, if significant, could adversely affect our operating results. In the event that, due to the complexity of certain internal control systems, the procedures, certification and attestation required by section 404 of the United States Sarbanes-Oxley Act of 2002 are not completed by the required deadline in respect of our 2005 fiscal year, our reputation, financial condition and the value of our securities could be adversely affected.

Our business is subject to potential tax liabilities

We are subject to income taxes in both Canada and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, there is no assurance that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material effect on our income tax provision and net income in the period or periods for which that determination is made.

3.13  Legal Proceedings and Regulatory Matters

From time to time, we are involved in legal proceedings and claims that arise in the ordinary course of business. In particular, the industries in which we compete are characterized by frequent claims and related litigation regarding patent and other intellectual property rights. Certain of these claims and proceedings have not progressed sufficiently to determine whether they may become significant in the future. Significant claims and proceedings currently affecting ATI, or which have affected ATI in the past two fiscal years, are set out below. See also “Narrative Description of the Business – Risks and Uncertainties”.

On December 16, 2002, we disclosed that staff of the OSC had raised concerns regarding the timeliness of our announcement on May 24, 2000 of a shortfall in our revenues and earnings for the third quarter of our 2000 fiscal year. We also reported that we were aware that OSC staff had raised concerns about trading that took place prior to the announcement by certain of our insiders and others, including certain directors and officers. On January 16, 2003, OSC staff filed a notice of hearing and statement of allegations in relation to us and others. The notice alleged that we failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The notice also alleged that we made a misleading statement to OSC staff in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were named in the notice. The notice alleged that six of these individuals, including K.Y. Ho, then Chairman and Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act (Ontario). We cannot measure the extent to which the negative publicity and uncertainty relating to these proceedings are impacting our business and/or financial condition. We cannot currently predict with any certainty the extent of the impact that these proceedings will continue to have on our business due to the uncertainty of the timing and nature of their resolution or whether any fines or penalties will be imposed on us by the OSC that might have a material adverse effect on its business or financial condition. One of the remedies sought by OSC staff against the named individuals, including Mr. Ho, is a prohibition on acting as a director or officer of a public company. If Mr. Ho is prohibited from being an officer or director of ATI, it could have an adverse effect on our business and results of operations and could have an adverse impact on the market price of our common shares. We have incurred substantial costs to date in connection with the OSC notice of hearing and expect to incur additional costs in the future which could materially and adversely affect our operating results and financial condition. These proceedings and any resulting penalties or fines may have a material adverse impact on the market price of our common shares and our ability to raise equity financing in the future or complete acquisitions involving the issuance of our common shares as all or a portion of the purchase price. The hearing is now scheduled to begin in March 2005.

In May and June 2001, certain holders of our securities commenced four class action lawsuits in the United States District Court for the Eastern District of Pennsylvania (the “Court”) alleging that we and certain of our directors and officers violated the Securities Exchange Act of 1934 and common law by making material misstatements of, or omitting to state, material facts related to our business operations, prospects and financial conditions. These lawsuits were filed on behalf of shareholders who acquired our common shares between January 13, 2000 and May 24, 2000. The plaintiffs were seeking compensatory and punitive damages in each of the class actions. The Court consolidated all four actions and permitted the plaintiffs to file a consolidated amended complaint. On July 23, 2002, the Court granted in part and denied in part the defendants’ motion to dismiss the consolidated amended complaint, and the parties thereafter engaged in fact discovery concerning the claims remaining in the lawsuit. On November 1, 2002, the Court granted the plaintiffs’ motion for class certification and certified a class of all persons or entities who purchased our common shares on the NASDAQ National Market during the period of January 13, 2000 through May 24, 2000. Following a Court ordered mediation, the parties reached an agreement providing for the full and complete settlement of all claims asserted in the consolidated lawsuits for a cash payment by ATI of $8.0 million. The terms of the Stipulation and Agreement of Settlement, which received court approval on April 28, 2003, included no admission of liability or wrongdoing by ATI or other defendants. During the fourth quarter of fiscal 2003, we received $3.3 million from our insurers as its contribution toward the settlement payment.

In May 2003, Cirrus Logic (“Cirrus”) brought suit against us in the United States District Court for the Western District of Texas, Austin Division, for infringement of a Cirrus patent relating to graphics processor technology. In addition, a separate patent infringement suit relating to a different Cirrus patent had been pending in the United States District Court for the Northern District of California, San Francisco Division, since July 1998. In September 2003, ATI and Cirrus announced that we had entered into a cross-license agreement and had settled all outstanding litigation. Under the settlement agreement, all outstanding claims and counterclaims in both lawsuits between Cirrus and ATI were dismissed. In connection with the settlement, Cirrus transferred to us a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, and we paid Cirrus $9.0 million.

ITEM 4. DIVIDEND POLICY

We have neither declared nor paid any cash dividends to date on our outstanding shares. We intend to retain our future earnings to finance the development of our business for general corporate purposes and currently do not anticipate paying any cash dividends on our common shares.

ITEM 5. DESCRIPTION OF CAPITAL STRUCTURE

5.1  General Description of Share Capital

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2004, there were 251,817,089 common shares and no preferred shares issued and outstanding. The material provisions of the common shares and the preferred shares are summarized below.

5.1.1  Common Shares

The common shares entitle holders to one vote per share at all shareholder meetings except meetings at which only the holders of another class or series of shares are entitled to vote. Subject to the prior rights of the holders of the preferred shares, the common shares also entitle holders to receive any dividends declared by the board of directors and our remaining property after ATI is dissolved.

5.1.2  Preferred Shares

The preferred shares are issuable in one or more series. Subject to our articles, the board of directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series. The preferred shares rank prior to the common shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares are entitled by law to vote as a class, the holders of preferred shares will not be entitled to vote at meetings of shareholders unless, with respect to any series of preferred shares, the payment of dividends is in arrears. The holders of the preferred shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class of shares ranking in priority to or on a parity with the preferred shares, to effect an exchange or a reclassification or cancellation of the preferred shares or to increase the maximum number of authorized shares of a class ranking in priority to or on a parity with the preferred shares.

5.2  Equity Plans

We have established a share Option Plan (the “Option Plan”), three restricted share unit plans (the “RSU Plans”) and a share purchase plan (the “Share Purchase Plan”) which are designed to encourage all eligible employees, officers and directors of ATI to align their interests directly to those of shareholders and allow ATI to maintain competitive compensation programs that enable it to attract and retain employees in the high-tech sector where such compensation programs are standard. The material terms of each of the Option Plan, RSU Plans and Share Purchase Plan are described below.

5.2.1  Share Option Plan

Pursuant to the Option Plan, employees and officers of ATI are eligible to receive stock options. Approximately 2,500 employees of ATI have been awarded stock options pursuant to the Option Plan (representing approximately 83% of ATI’s employees). Non-executive directors are no longer permitted to receive options and no options have been granted to non-executive directors in the past two years. Four directors currently hold an aggregate of 295,000 previously granted options.

Subject to the requirements of the Option Plan, the Board of Directors has the authority to select those employees and officers to whom options are granted, the number of options granted to each individual and the price at which the common shares may be purchased. The exercise price for purchasing common shares under the Option Plan is not less than the weighted average of the trading prices of the common shares on the Toronto Stock Exchange or the NASDAQ National Market for the five trading days preceding the date on which the Board of Directors determines that the grant of the option is to be effective. Options vest in accordance with terms determined by the Board. The options granted pursuant to the Option Plan are not transferable and have a maximum term of seven years. Options may not be repriced without shareholder approval.

The Option Plan also provides that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements established by ATI is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the Option Plan and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment, for any reason except involuntary termination without cause all unvested options are forfeited and vested options may be exercised for a period of 60 days following termination. Upon involuntary termination without cause, ATI may, at its discretion, permit a participant’s options to continue to vest during any statutory or common law severance period or any period of reasonable notice required by law. Vested options may be exercised up to 60 days following such severance or notice period. Upon the death of a participant, all options immediately vest and may be exercised by the deceased participant’s estate for a period of six months following death.

A total of 8,639,607 options were granted in fiscal 2004, of which 7,421,607 options were granted to employees and 1,218,000 options were granted to officers. Overall, as at December 1, 2004, 25,482,958 options were outstanding, of which 21,390,939 are held by employees who are not officers or directors.

The aggregate number of common shares that are available for issuance under the Option Plan or ATI’s RSU Plans is limited to a maximum of 47,000,000 common shares. As at December 1, 2004, 25,482,958 common shares were reserved to be issued pursuant to options that have already been granted and 9,544,171 common shares were available to be issued pursuant to the exercise of options that may be granted under the Option Plan in the future or, in certain circumstances, pursuant to the vesting of restricted share units as described below.

The Option Plan is the only share compensation arrangement under which we may grant options. In connection with our acquisition of ArtX, Inc. in April of 2000, as part of the acquisition terms, we assumed all options outstanding under ArtX, Inc.‘s 1997 Equity Incentive Plan (the “ArtX Plan”). As at December 1, 2004, under the ArtX Plan, options to purchase 1,041,879 common shares of ATI were outstanding. No further options may be granted under the ArtX Plan.

5.2.2  Restricted Share Unit Plans

In October 2003, we announced the adoption of plans to grant RSUs as part of ATI’s overall stock-based compensation plan. The RSU Plans allow participants to earn actual shares (or, for non-North American participants, the cash equivalent) of ATI over time, rather than options that give employees the right to purchase stock at a set price.

The RSU Plans include: a plan for Canadian employees and directors (the “Canadian Plan”), a plan for U.S. employees and directors (the “U.S. Plan”), and a plan for all other employees and directors (the “Global Plan”). In accordance with the terms of the RSU Plans, the Board of Directors approves which employees and directors are entitled to participate in the respective plan (the “participants”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the respective RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share under the Global Plan) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board. RSUs are non-transferable and have a maximum term of the end of the third calendar year after the date of grant.

At last year’s annual meeting, shareholders provided ATI with the discretion to satisfy RSUs through the issuance of treasury shares and confirmed that the common shares reserved for issuance under the Option Plan may, alternatively, be issued under the RSU Plans. At the time that any RSUs are granted under the Canadian Plan and the U.S. Plan, the Board must determine whether the common shares to be delivered to participants upon the vesting of such RSUs will be purchased in the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. Under the Global Plan, the Board must determine whether participants will receive cash or treasury shares (or a combination of both) upon the vesting of RSUs. Shares from treasury are issued from the pool of common shares that are available to be issued under both the Option Plan and the RSU Plans, however, of these common shares, only a maximum of 3,000,000 common shares may be issued from treasury under the RSU Plans. As at December 1, 2004, none of the common shares to be delivered upon the vesting of previously granted RSUs will be issued from treasury.

The RSU Plans also provide that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to RSUs granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements established by ATI is limited to 10% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the RSU Plans and all other share compensation arrangements is limited to 5% of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

On termination of employment for any reason, all unvested RSUs are forfeited. At ATI’s discretion, upon involuntary termination without cause, a participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law. Upon the death of a participant, all unvested RSUs are immediately vested and distributed to the participant’s estate.

If the common shares to be delivered upon the vesting of RSUs are purchased in the market instead of issued from treasury, under the Canadian Plan, after RSUs are awarded to participants and prior to vesting, ATI will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, common shares to be delivered to Canadian participants in exchange for RSUs once the applicable vesting period has been met. Similarly, under the U.S. Plan, ATI will provide funds to a U.S. broker, who will purchase common shares for delivery to a custodian to be held on behalf of U.S. participants pending satisfaction of the applicable RSU vesting period. Under the Global Plan, once an RSU vests, if common shares are not to be issued from treasury, the participant under the Global Plan is only entitled to receive a cash payment from ATI equal to the number of RSUs awarded to such participant multiplied by the weighted average trading price of the common shares on the NASDAQ National Market over the five trading days immediately preceding the relevant vesting date.

In October 2003, we awarded a total of 1,556,239 RSUs to approximately 1,500 employees (representing less than 6/10 of 1% of the current issued capital of ATI) in lieu of certain option grants for fiscal 2003. Of these RSUs, 953,931 RSUs have been awarded under the Canadian Plan, 513,962 RSUs have been awarded under the U.S. Plan and 88,346 RSUs have been awarded under the Global Plan. An aggregate of 1,304,239 RSUs have been awarded to employees (excluding officers) and 252,000 RSUs have been awarded to officers. No RSUs have been awarded to members of the Board of Directors. All RSUs awarded to employees and officers vest over a period of three years, with one-third of the RSUs awarded to each employee or officer vesting on each of the first three anniversaries of the grant, such that one-third of the RSUs awarded have vested as of the date hereof.

RSUs are accounted for as a compensation expense under the fair value method of accounting.

5.2.3  Share Purchase Plan

We have established the Share Purchase Plan to provide employees with an opportunity to purchase common shares of ATI, furthering participants’ alignment with the interests of shareholders and allowing them to share in the financial success to which they contribute. Under this plan, ATI contributes $l.50 for every $9.00 contributed by an employee to acquire common shares of ATI. The Share Purchase Plan is currently available to employees in Canada and the United States.

ITEM 6. MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “ATY” and are quoted for trading on the NASDAQ National Market under the symbol “ATYT”.

Information concerning the trading prices and volumes during fiscal 2004 is set out below:

	The Toronto Stock Exchange				NASDAQ National Market
	Share Price Trading Range				Share Price Trading Range
Month	High	Low	Close	Share Volume	High	Low	Close	Share Volume
	(Canadian dollars per share)			(millions)	(U.S. dollars per share)			(millions)
September 2003	21.55	19.46	20.14	29.54	15.95	14.25	14.86	47.47
October 2003	21.99	17.52	18.88	38.14	16.41	13.39	14.34	70.56
November 2003	20.59	17.62	20.06	22.53	15.80	13.51	15.45	47.75
December 2003	21.45	18.45	19.49	27.17	16.50	14.10	15.12	58.78
January 2004	24.00	19.50	21.52	32.86	18.45	15.03	16.32	60.93
February 2004	22.82	20.16	20.80	25.81	17.20	15.07	15.60	54.10
March 2004	22.32	18.31	21.33	33.99	17.00	13.87	16.36	62.88
April 2004	23.33	19.45	19.95	25.10	17.34	14.19	14.57	60.86
May 2004	22.50	19.30	22.48	20.94	16.47	13.99	16.45	41.98
June 2004	25.38	20.81	25.16	26.31	18.90	15.14	18.86	70.73
July 2004	24.80	20.15	21.25	23.17	18.84	15.13	16.10	45.30
August 2004	21.39	17.75	19.03	24.46	16.20	13.35	14.46	53.58

ITEM 7. DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with ATI and principal occupation of each of the directors and corporate officers of ATI as of December 31, 2004. Directors of ATI hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

7.1  Directors

Name and Municipality of Residence	Position Held	Director Since	Principal Occupation

K.Y. HO	Chairman and Director	1986	Director and officer of ATI
Toronto, Ontario

ALAN D. HORN(1)(4)	Director	1993	Vice President, Finance and
Toronto, Ontario			Chief Financial Officer, Rogers
			Communications Inc., a cable,
			internet access, wireless data,
			broadcasting and publishing
			company.

JAMES D. FLECK(1)(2)(3)(5)	Director	1995	Chairman, Fleck Management
Toronto, Ontario			Services Ltd., a management
			services company.

PAUL RUSSO(2)	Director	2002	Chairman, President and
Los Altos Hills, California			Chief Executive Officer,
			Silicon Optix Inc., a fabless
			semiconductor company.

RONALD CHWANG(3)	Director	2003	Chairman and President, Acer
Los Altos Hills, California			Technology Ventures (ATV)
			America, a high-tech venture
			capital company.

JOHN E. CALDWELL(1)(2)(3)(4)	Director	2003	President and Chief Executive
Toronto, Ontario			Officer of SMTC Corporation, an
			electronics manufacturing services
			provider.

ROBERT A. YOUNG(1)	Director	2003	Managing Director, Mirador
New Canaan, Connecticut			Capital, L.L.C., a venture
			capital firm.
(1)	Member of the Audit Committee.

(2)	Member of the Human Resources and Compensation Committee.

(3)	Member of the Governance and Nominations Committee.

(4)	Mr. Horn and Mr. Caldwell would each be considered a “financial expert” as defined under the United States Sarbanes-Oxley Act of 2002 and the rules of the United States Securities and Exchange Commission.

(5)	Lead director of the Board.

We do not have an executive committee. During the past five years, all of our directors have held their principal business affiliations as noted opposite their respective names except that:

(a)	prior to April 2000, Dr. Russo was the Chief Executive Officer of Genesis Microchip Inc.;

(b)	prior to October 2002, Mr. Caldwell was a consultant to GEAC Computer Corporation Limited (“GEAC”) and prior to December 2001, Mr. Caldwell was the President and CEO of GEAC; prior to October 1999, Mr. Caldwell was the President and CEO of CAE Inc.; and

(c)	prior to February 2002, Dr. Young was the Chairman and CEO of Curl Corporation; prior to December 1997, Dr. Young was Managing Director with Dillon, Read & Co. and prior to December 1986, Dr. Young was the President of IBM Instruments.

Mr. Caldwell was also a director of Mosaic Group Inc. in December 2002 when it obtained a court order under the Companies Creditors Arrangement Act (Canada) (“CCAA”) to initiate the restructuring of its debt obligations and capital structure. Mr. Caldwell is also a director of Stelco Inc. In January 2004, Stelco Inc. obtained a court order under the CCAA to initiate a restructuring of its debt obligations and capital structure. Concurrently, Stelco Inc. made a petition for recognition of the CCAA order and ancillary relief under section 304 of the United States Bankruptcy Act.

Mr. Horn was a director of AT&T Canada Inc. (“AT&T Canada”), as a representative of Rogers Communications Inc. until October 8, 2002 when he resigned following a change in the ownership structure of AT&T Canada. Subsequently on October 15, 2002, AT&T Canada filed for protection under the CCAA.

7.2  Corporate Officers

Name and Municipality of Residence	Position Held	Principal Occupation

K.Y. HO	Chairman of the Board	Officer of ATI
Toronto, Ontario

DAVID ORTON	President and Chief Executive Officer	Officer of ATI
Los Altos, California

TERRY NICKERSON	Senior Vice President, Finance and Chief	Officer of ATI
Mississauga, Ontario	Financial Officer

RICK BERGMAN	Senior Vice President and General Manager,	Officer of ATI
San Jose, California	PC Group

MICHEL CADIEUX	Senior Vice President, Corporate Services	Officer of ATI
Aurora, Ontario

PHIL EISLER	Senior Vice President and General Manager,	Officer of ATI
Toronto, Ontario	Integrated and Mobile Business Unit

ADRIAN HARTOG	Senior Vice President and General Manager,	Officer of ATI
Toronto, Ontario	Consumer Group

RICK HEGBERG	Senior Vice President, Worldwide Sales	Officer of ATI
Mendham, New Jersey

BENJAMIN BAR-HAIM	Vice President, Software Engineering	Officer of ATI
Richmond Hill, Ontario

GIL CHRISTIE	Vice President, Board Operations	Officer of ATI
Thornhill, Ontario

PAUL DAL SANTO	Vice President and General Manager,	Officer of ATI
Aurora, Ontario	Handheld Business Unit

RICH HEYE	Vice President and General Manager,	Officer of ATI
Sunnyvale, California	Desktop Business Unit

Name and Municipality of Residence	Position Held	Principal Occupation

RAYMOND LI	Vice President, Hardware Engineering	Officer of ATI
Markham, Ontario

PAUL LYPACZEWSKI	Vice President and General Manager,	Officer of ATI
Aurora, Ontario	Multimedia Business Unit

BOB MANSBRIDGE	Vice President, Information Technology	Officer of ATI
Nobleton, Ontario

JASON PETERSON	Vice President, Finance	Officer of ATI
Toronto, Ontario

GEOFF PHILLIPS	Vice President and General Manager,	Officer of ATI
Merritt Island, Florida	DTV Business Unit

HENRY QUAN	Vice President, Corporate Development	Officer of ATI
Woodbridge, Ontario

DAVE ROLSTON	Vice President and General Manager,	Officer of ATI
Winter Park, Florida	Workstation and Embedded Business Unit

JIM SETO	Vice President, ASIC Operations	Officer of ATI
Richmond Hill, Ontario

STEVEN TURNER	Vice President, Engineering,	Officer of ATI
Richmond Hill, Ontario	Handheld Products

RICHARD BRAIT	General Counsel	Officer of ATI
Oakville, Ontario

DEAN BLAIN	Corporate Secretary	Solicitor
Toronto, Ontario

During the past five years, all of the corporate officers of ATI have held the positions noted opposite their respective names or other senior positions with ATI, except:

•	David Orton who, prior to April 2000, was President and Chief Executive Officer, ArtX, Inc. and, prior to May 1999, was Senior Vice President and General Manager, Visual Computing and Scalable Systems, Silicon Graphics Inc.

•	Terry Nickerson who, prior to November 2000, was Vice President, AGD Division, Stackpole Limited.

•	Rick Bergman who, prior to January 2001, was Chief Operating Officer of S3 Graphics, a division of SONICblue Inc.

•	Michel Cadieux who, prior to September 2000, was Vice President, Human Resources, at Telemedia Communications Inc.

•	Rick Hegberg who, prior to January 2003, was the Chief Executive Officer of Net Octave; prior to January 2001, was the Vice President, North American Sales of Agere Systems Inc. (formerly Lucent Microelectronics).

•	Benjamin Bar-Haim who, prior to January 2001, was President of Array Systems Computing.

•	Paul Dal Santo who, prior to November 2004, was Vice-President and Director of Engineering for Motorola Inc.

•	Rich Heye who, prior to December 2003, was Vice-President and General Manager, Microprocessor Business Unit, of Advanced Micro Devices, Inc.

•	Paul Lypaczewski who, prior to June 2004, was Executive Vice-President of Autodesk Incorporated and General Manager of Discreet, a division of Autodesk Incorporated; and prior to August 2000, was Chief Operating Officer of CyberWorld, Inc.

•	Bob Mansbridge who, prior to April 2004, was Senior Vice-President and Chief Information Officer of Celestica Inc.

•	Jason Peterson who, prior to October 2003, was Director of Strategic Planning at ATI; prior to January 2001, was the Controller for ATI Research Silicon Valley Inc.; prior to April 2000, was the Corporate Controller for ArtX; and prior to October 1999, was a Controller for various business units at Phillips Semiconductor.

•	Geoff Phillips who, prior to June 2002, was Senior Vice-President, NxtWave Communications.

•	Dave Rolston who, prior to June 2001, was Chief Executive Officer of Webtelecom, Inc.; and prior to December 2000, was Chief Executive Officer of MultiGen-Paradigm Incorporated.

•	Richard Brait who, prior to April 2004, was Senior Partner and Chair of the Technology Group at Stikeman Elliott LLP (a leading global law firm); prior to December 2001, was General Counsel for Nortel Networks’ Optical Components Group; and prior to September 2000 was General Counsel for Nortel Networks’ Service Provider and Carrier Group.

As at December 15, 2004, the directors and senior officers of ATI as a group beneficially owned, directly or indirectly, or exercised control or direction over 4,386,785 common shares, representing approximately 1.7% of the outstanding common shares of ATI. The information as to shares owned indirectly or over which control or direction are exercised by the directors and officers, but which are not registered in their names and not being within the knowledge of ATI, has been furnished by such directors and officers.

The success of ATI is dependent on the services of a number of members of senior management. The experience of these individuals will be a factor contributing to ATI’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on ATI’s operations and business prospects.

ITEM 8. AUDIT COMMITTEE INFORMATION

Currently, the members of the audit committee of ATI (the “Audit Committee”) are Messrs. Horn (Chair), Fleck, Caldwell and Young. The Audit Committee has direct communication channels with ATI’s internal finance department to review issues as appropriate and meets directly with the external auditors of ATI on a regular basis. The Audit Committee Charter, as set out in Schedule E to our Management Information Circular dated December 17, 2004 is incorporated herein by reference. The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

•	oversee the integrity of ATI’s financial statements and financial reporting process;

•	oversee the qualifications and independence of ATI’s external auditors;

•	oversee the scope of the annual audit plan;

•	oversee the work of ATI’s financial officers and executives, internal auditors and external auditors; and

•	provide an open avenue of communication between the external auditors, the Board and management.

Each of the members of the Audit Committee are independent and financially literate. Mr. Horn and Caldwell, both of whom are Chartered Accountants, are each considered to be a “financial expert”. Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience as summarized below:

•	Mr. Horn (Chairman)	-	Chartered Accountant; Chief Financial Officer of Rogers Communications Inc.

•	Mr. Caldwell	-	Chartered Accountant;
		-	Former Chief Financial Officer of CAE Inc.;
		-	Director and chair of the audit committee of Cognos Inc., Faro Technologies Inc., Sleeman Breweries Limited and Stelco Inc.

•	Mr. Fleck	-	Director of several public companies including Financial Models Co. Inc. and Certicom Corp.;
		-	Doctorate in Finance, Harvard Business School.

•	Mr. Young	-	Director and chair of the audit committee of Tessera Technologies Inc.;
		-	Former Managing Director in Corporate Finance, Dillon, Read & Co.

The Board, upon the recommendation of the Audit Committee, has adopted a written policy on auditor independence (the “Policy”). Under the Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of ATI;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources services;

•	broker or dealer, investment advisor or investment banking services on behalf of ATI; and

•	legal services and expert services unrelated to the audit.

The Policy also permits the auditors to provide other types of non-audit services, including tax services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

External auditor service fees for the last two fiscal years are as follows:

      Audit Fees

Audit fees paid to KPMG LLP totaled U.S.$465,000 (which include audit fees incurred in connection with the preparation of ATI’s base shelf prospectus) in 2004 and U.S.$284,000 in 2003. Audit fees include fees associated with the annual audit of ATI’s consolidated financial statements and annual audits of certain statutory financial statements.

      Audit-Related Fees

Audit-related fees paid to KPMG LLP totaled U.S.$205,000 in 2004 and U.S.$107,000 in 2003. These audit-related fees include fees associated with interim review procedures performed in connection with ATI’s quarterly reports and other accounting advisory and assistance services.

      Tax Fees

Fees paid to KPMG LLP for tax services, including tax compliance, tax advice and tax planning, totaled approximately U.S.$190,000 in 2004 and U.S.$195,000 in 2003.

      All Other Fees

Fees paid to KPMG LLP for other services not described above totaled U.S.$420,000 in 2004 and U.S.$845,000 in 2003. These fees related to services provided to the legal counsel retained by the Board of Directors in connection with the notice of hearing filed by staff of the Ontario Securities Commission in January 2003.

ITEM 9. AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario, M2P 2H3. The transfer agent and registrar for ATI’s common shares is CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6.

ITEM 10. ADDITIONAL INFORMATION

10.1  Annual Report and Management Information Circular

Additional information with respect to ATI, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and options to purchase securities and interests of insiders in material transactions is contained, where applicable, in our Management Information Circular dated December 17, 2004 (“2004 Circular”). Additional financial information is provided in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in the 2004 Annual Report.

Copies of our 2004 Annual Report, 2004 Circular and of this Annual Information Form may be obtained upon request from the Corporate Secretary or our Investor Relations Department. These documents are also available on the SEDAR website at www.sedar.com.

10.2  Base Shelf Prospectus

In February of 2004, ATI filed with securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec, a short form base shelf prospectus in connection with the new issue and/or secondary offering of common shares, preferred shares, secured or unsecured obligations in the form of senior or subordinated debt securities, stock purchase contracts or units or warrants to purchase common shares, preferred shares, debt securities or other securities (collectively, the “Securities”), pursuant to one or more offerings up to an aggregate offering price of $500,000,000 during the 25 month period that the short form base shelf prospectus remains effective. ATI also filed a registration statement on Form F-10 with the United States Securities and Exchange Commission with respect to the Securities.

At any time while our securities are in the course of a distribution, the Corporate Secretary will provide any person, upon request, with a copy of: (i) this Annual Information Form; (ii) our most recent annual report containing the audited consolidated financial statements of ATI for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of ATI subsequent to the financial statements for the most recently completed fiscal year; (iv) the management information circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into the preliminary short form prospectus or the final short form prospectus filed in connection with such distribution of securities.